SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 21, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1. This 6-K contains the financial statements of 1) Banco Macro S.A. and 2) Banco Macro and its consolidated subsidiaries as of and for the period ended June 30, 2007. This 6-K is incorporated by reference into the three registration statements filed with the Securities and Exchange Commission on Form F-4 (File No. 333-144875; File No. 333-145233 and File No. 333-145240).

FINANCIAL STATEMENTS AS OF
JUNE 30, 2007

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 - City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 - By-laws book No. 2, Fo. 75, dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 - Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

TABLE OF CONTENTS

•	Limited review report on interim-period financial statements
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit I to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English - Originally issued in Spanish
See Note 21 to the Financial Statements

To the directors of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. (former Banco Macro Bansud S.A.) as of June 30, 2007, and the related statements of income, changes in shareholders’ equity, and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2007, and the related consolidated statements of income, and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the Central Bank of Argentina applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the Central Bank of Argentina, which differ from the professional accounting standards in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4.
As further explained in Note 21, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the Central Bank of Argentina but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the Central Bank of Argentina and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, and the statements of income, changes in shareholders’ equity, and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2006, which were presented for comparative purposes, we report that:

a)
On February 27, 2007, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, which, based on our audit and on the report issued by the other auditors on the subsidiary Nuevo Banco Bisel S.A.'s financial statements as of the same closing date, included a qualified opinion due to differences between the application of the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2006.

b)
On August 10, 2006, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2006, which included qualifications for differences between the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal aspects, pursuant to current legal requirements and Central Bank of Argentina regulations.

c)
As of June 30, 2007, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 3,053,929, none of which was due as of that date.

City of Buenos Aires,
August 09, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 - Fo. 142

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006
ASSETS

A. CASH
Cash on hand	226,103	280,437
Due from banks and correspondents	1,052,235	1,098,628
	1,278,338	1,379,065

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings for trading or financial intermediation	252,940	221,847
Instruments issued by the Central Bank of Argentina	1,856,525	1,037,405
Investments in listed private securities		1,049
	2,109,465	1,260,301

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	370,716	360,263
To the financial sector	224,381	160,681
To the non-financial private sector and foreign residents
Overdrafts	527,819	567,614
Documents	237,501	232,255
Mortgage loans	172,910	159,126
Pledged loans	57,164	65,852
Personal loans	1,316,115	914,491
Credit cards	260,893	220,016
Other (Note 6.1)	835,064	658,110
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	42,199	35,690
less: Unearned discount	(7,470)	(6,027)
less: Allowances (Exhibit J)	(110,467)	(124,146)
	3,926,825	3,243,925

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	82,881	58,026
Amounts receivable from spot and forward sales pending settlement	885,132	438,780
Securities and foreign currency receivable from spot and forward purchases pending settlement	266,738	435,551
Unlisted corporate bonds (Exhibits B, C and D)	766	934
Receivables from forward transactions without delivery of underlying asset	84	110
Other receivables not covered by debtors classification standards (Note 6.2)	412,233	306,129
Other receivables covered by debtors classification standards (Exhibits B, C and D)	27,376	20,684
less: Allowances (Exhibit J)	(3,225)	(2,661)
	1,671,985	1,257,553

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	137,467	123,461
less: Allowances (Exhibit J)	(1,979)	(1,611)
	135,488	121,850

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,820,520	1,534,837
Other	27,401	24,197
less: Negative goodwill	(483)	(483)
less: Allowances (Exhibit J)	(540)	(1,016)
	1,846,898	1,557,535

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	14,361	16,008
Minimum presumed income tax - Tax Credit		24,372
Other (Note 6.3)	123,481	97,176
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	9	50
Other accrued interest and adjustments receivable	58	66
less: Allowances (Exhibit J)	(14,421)	(14,647)
	123,488	123,025

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	208,987	201,621

I. OTHER ASSETS (Exhibit F)	155,617	153,838

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	62,742	66,607
Organization and development costs	92,635	84,134
	155,377	150,741

K. ITEMS PENDING ALLOCATION	680	737

TOTAL ASSETS	11,613,148	9,450,191

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,163,980	938,949
From the financial sector	6,850	1,394
From the non-financial private sector and foreign residents
Checking accounts	865,676	688,744
Savings accounts	1,278,692	1,240,913
Time deposits	2,496,485	2,155,980
Investment accounts	57,463	18,751
Other (Note 6.4)	150,416	134,290
Accrued interest, adjustments, foreign exchange and quoted price differences payables	25,412	19,699
	6,044,974	5,198,720

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	778	778
Banks and international Institutions (Exhibit I)	155,638	173,177
Non-subordinated Corporate Bonds (Exhibit I)	771,560
Amounts payable for spot and forward purchases pending settlement	230,293	332,755
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,013,949	529,546
Financing received from Argentine financial Institutions (Exhibit I)	72,432	47,674
Other (Note 6.5. and Exhibit I)	218,406	140,853
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	47,318	25,841
	2,510,374	1,250,624

N. OTHER LIABILITIES
Dividends payable	1
Other (Note 6.6.)	65,959	125,210
	65,960	125,210

O. PROVISIONS (Exhibit J)	58,961	52,311

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	481,032	507,844

Q. ITEMS PENDING ALLOCATION	985	505

TOTAL LIABILITIES	9,162,286	7,135,214

SHAREHOLDERS' EQUITY (As per related statement)	2,450,862	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,613,148	9,450,191

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	5,990,976	5,386,973
Contingent	1,511,774	1,265,431
Guarantees received	1,156,112	956,164
Other not covered by debtors classification standards	3,492	3,450
Contingent debit-balance contra accounts	352,170	305,817
Control	3,910,803	3,651,855
Receivables classified as irrecoverable	429,063	425,875
Other (Note 6.7.)	3,433,044	3,184,787
Control debit-balance contra accounts	48,696	41,193
Derivatives	568,399	469,687
Notional value of call options taken		119,345
Notional value of put options taken	16,278	50,649
Notional value of forward transactions without delivery of underlying asset	226,089
Derivatives debit-balance contra accounts	326,032	299,693

CREDIT-BALANCE ACCOUNTS	5,990,976	5,386,973
Contingent	1,511,774	1,265,431
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	144,735	182,927
Other guarantees provided not covered by debtors classification standards	43,885	43,289
Other covered by debtors classification standards (Exhibits B, C and D)	163,550	79,601
Contingent credit-balance contra accounts	1,159,604	959,614
Control	3,910,803	3,651,855
Checks to be credited	48,696	41,193
Control credit-balance contra accounts	3,862,107	3,610,662
Derivatives	568,399	469,687
Notional value of call options sold	16,269	50,612
Notional value of put options sold	100,477	221,505
Notional value of forward transactions without delivery of underlying asset	209,286	27,576
Derivatives credit-balance contra account	242,367	169,994

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Translation on financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007	06/30/2006

A. FINANCIAL INCOME
Interest on cash and due from banks	3,119	1,388
Interest on loans to the financial sector	11,748	3,314
Interest on overdrafts	41,457	24,012
Interest on documents	12,495	10,040
Interest on mortgage loans	10,824	9,372
Interest on pledged loans	5,103	5,486
Interest on credit card loans	13,673	8,670
Interest on other loans	144,087	73,971
Interest on other receivables from financial intermediation	5,295	4,836
Income from government and private securities, net (Note 6.8.)	83,641	63,558
Income from guaranteed loans - Presidential Decree No. 1,387/01	8,380	8,532
CER (Benchmark Stabilization Coefficient) adjustment	17,432	29,470
CVS (Salary Variation Coefficient) adjustment	633	365
Other (Note 6.9)	56,560	33,744
	414,447	276,758

B. FINANCIAL EXPENSE
Interest on checking accounts	7,616	1,268
Interest on savings accounts	2,243	2,065
Interest on time deposits	104,201	51,654
Interest on financing from the financial sector	1,173	142
Interest on other liabilities from financial intermediation	26,884	6,795
Interest on subordinated bonds	26,166	423
Other interest	1,215	2,854
Net loss from options		284
CER adjustment	3,824	17,520
Other (Note 6.10)	28,879	19,857
	202,201	102,862

GROSS INTERMEDIATION MARGIN - GAIN	212,246	173,896

C. PROVISION FOR LOAN LOSSES	12,994	16,529

D. SERVICE-CHARGE INCOME
Related to lending transactions	11,056	9,110
Related to deposits	90,483	69,883
Other fees	5,565	4,815
Other (Note 6.11)	36,932	27,043
	144,036	110,851

Jorge H. Brito
Chairperson

	06/30/2007	06/30/2006

E. SERVICE-CHARGE EXPENSE
Fees	7,506	5,401
Other (Note 6.12)	25,717	14,778
	33,223	20,179

F. ADMINISTRATIVE EXPENSES
Personnel expenses	121,783	96,612
Directors' and statutory auditors' fees	14,539	7,559
Other professional fees	12,176	14,804
Advertising and publicity	15,397	10,192
Taxes	2,346	2,579
Other operating expenses (Note 6.13.)	53,854	42,302
Other	6,269	6,170
	226,364	180,218

NET INCOME FROM FINANCIAL INTERMEDIATION	83,701	67,821

G. OTHER INCOME
Income from long-term investments	189,302	108,240
Penalty interest	1,250	1,132
Recovered loans and allowances reversed	22,549	43,530
CER adjustments	100	246
Other (Note 6.14)	12,465	18,253
	225,666	171,401

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	13	18
Charges for other receivables uncollectibility and other allowances	1,842	8,075
Amortization of differences from amparos	8,402	7,679
Other (Note 6.15)	42,134	33,920
	52,391	49,692

NET INCOME BEFORE INCOME TAX	256,976	189,530

I. INCOME TAX (Note 4.)	18,500	18,000

NET INCOME FOR THE PERIOD	238,476	171,530

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007								06/30/2006
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Special - Corporate Bonds (2)	Voluntary	Unappropriated earnings (3)	Total	Total
Balances at the beginning of the fiscal year	683,943	394,500	4,511	297,845		211	933,967	2,314,977	1,489,574

Distribution of unappropiated earnings, as approved by the Shareholders Meeting held on April 26, 2007 and April 28, 2006, respectively:
Legal reserve				84,860			(84,860)
Cash dividends							(102,591)	(102,591)	(68,395)
Special reserve (2)					45,515		(45,515)
Reversal of Special Reserve from
Corporate Bonds -
Interest paid Class 1 (2)					(24,076)		24,076

Share subscription approved by Shareholders Meeting held on September 26, 2005 (1)									469,500

Net income for the period							238,476	238,476	171,530

Balances at the end of period	683,943	394,500	4,511	382,705	21,439	211	963,553	2,450,862	2,062,209

(1) See Note 9.
(2) See Note 10.c.1)
(3) See Note 19.

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007	06/30/2006

CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year	1,379,065	684,080
(Decrease) / Increase in cash and cash equivalents	(100,727)	409,789
Cash and cash equivalents at the end of the period	1,278,338	1,093,869

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	392,505	280,373
Service-charge income collected	143,359	109,829
Financial expense paid	(180,803)	(116,769)
Service-charge expense paid	(33,565)	(20,166)
Administrative expenses paid	(218,049)	(170,650)
Net cash provided by operating activities	103,447	82,617

Other sources of cash
Net decrease in government and private securities		679,210
Net increase in deposits	906,876	152,969
Net increase in other liabilities from financial intermediation (1)	867,337	147,487
Increase in other liabilities, net		1,954
Capital increase		469,500
Other sources of cash	22,557	35,780
Subtotal	1,796,770	1,486,900
Total sources of cash	1,900,217	1,569,517

Uses of cash
Net increase in government and private securities	352,438
Net increase in loans	655,136	698,197
Net increase in other receivables from financial intermediation	589,636	231,755
Net increase in other assets (2)	222,613	126,633
Decrease in other liabilities, net	48,966
Cash dividends paid	102,590	68,395
Other uses of cash	29,565	34,748
Total uses of cash	2,000,944	1,159,728
(Decrease) / Increase in cash and cash equivalents	(100,727)	409,789

(1) Including the effect deriving from the issuance of Non-subordinated Corporate Bonds mentioned in note 10.c.2) and 10.c.3).

(2) Including the effect deriving from the subscription of the capital increase of Banco del Tucumán S.A. mentioned in note 2.5.

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s target market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, when it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank of Argentina, and the Bank´s name was changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA” (see additionally note 2.8.).

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s General Regular and Special Shareholders’ Meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A. (see note 2.5); (ii) 100% (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) of the common shares of Nuevo Banco Bisel S.A. (see note 2.6); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.7).

On May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 2.6).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Sud Bank & Trust Corporate Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the effective term of the agreement was extended through December 31, 2019, and the prices of the services to be rendered over such effective period were set.

As of June 30, 2007 and December 31, 2006, the deposits of the Misiones Provincial Government amounted to 314,261 and 279,507 (including 31,973 and 29,516 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved an addenda which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from March 1, 2006 and expiring on March 1, 2016.

As of June 30, 2007 and December 31, 2006, the deposits of the Salta Provincial Government amounted to 470,338 and 288,432 (including 54,596 and 53,876 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such special-relationship agreement was extended through November 4, 2014.

As of June 30, 2007 and December 31, 2006, the deposits of the Jujuy Provincial Government amounted to 270,694 and 284,064 (including 31,641 and 32,179 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each holds a 50% equity interest), whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of June 30, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 2,359 and 3,515, respectively.

Also, as of June 30, 2007, and 2006, income booked for the interest in such joint venture amounted to 3,970 and 2,627, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A - Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of June 30, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 1,146 and 1,150, respectively.

Also, as of June 30, 2007, the income booked for the Bank’s interest in such joint venture amounted to 6, whereas as of June 30, 2006, it carried a loss in the amount of 9.

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662 (as of June 30, 2007, it amounted to 520). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill will be amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of June 30, 2007 and December 31, 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 16,134 and 17,048, respectively (net of amortizations for 2,108 and 1,194, respectively).

On November 28, 2006, the general regular and special Shareholders' Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171.

In January 2007, Banco Macro S.A. subscribed the total increase and, therefore, as of the date of issuance of these financial statements, the Bank's total equity interest increased to 89.92%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers) and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers) signed a stock purchase agreement, whereby the buyers acquired 77% and 23%, respectively, of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights.

It should be noted that Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares. These shares are owned by SEDESA.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the Bank and Nuevo Banco Suquía S.A.; or (ii) the payment by the two of them of a capital increase in the amount of 830,000 (639,100 and 190,900, respectively), under the terms of the agreement signed on May 9, 2006.

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank and Nuevo Banco Suquía S.A. to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A.

As of the date of acquisition of Nuevo Banco Bisel S.A., assets and liabilities amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As a result of the acquisition, the Bank and its subsidiary, Nuevo Banco Suquía S.A., booked a total positive goodwill, included in the consolidated financial statements, amounting to 66,042 (50,852 and 15,190, respectively), which arises from the difference between the total price paid (19,509) for the total shares of common stock (92.73% of the total capital stock) and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), after deducting SEDESA’s preferred shares and the preferred dividend accrued as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank rules.

On August 11, 2006, the Bank and Nuevo Banco Suquía S.A. paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking controls of such bank as from such date.

As of June 30, 2007 and December 31, 2006, such positive goodwill booked under “Intangible assets” of the stand-alone financial statements of Banco Macro S.A., amounted to 46,192 and 48,734, respectively (net of amortizations for 4,660 and 2,118, respectively). At consolidated level, such figures amount to 59,990 and 63,290, respectively (net of amortizations for 6,052 and 2,752, respectively).

On May 28, 2007, Banco Macro S.A. and Nuevo Banco Suquía S.A., acquired the preferred shares from SEDESA by in the abovementioned proportions, by exercising a call option. The price payable was fixed at 66,240 plus an annual nominal 4% interest until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

2.7.	Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

On April 11, 2007, Red Innova Administradora de Fondos de Inversión S.A.'s Special Shareholders’ Meeting approved the amendment to the Company’s business name to “Macro Securities Uruguay Administradora de Fondos de Inversión S.A.”, the registration of which with the Central Bank of Uruguay is pending. As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

2.8.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A have entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006. On June 4 and 5, 2007, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship.

Additionally, as of the date of issuance of these financial statements, the authorization of the merger process is still pending before the Bank’s regulatory agencies.

The following table discloses a summary of the merged balance sheets of the banks as of December 31, 2006, excerpted from the consolidated balance sheet for merger purposes as of such date. Such information is presented to show to which values the results of operations would have amounted as of December 31, 2006, if both banks had operated on a consolidated basis and, therefore, it should not be understood that both banks operated or may have operated on such consolidated basis. In addition, such information is not required under professional accounting standards effective in Argentina, neither under Central Bank accounting standards, and is not intended to reflect Banco Macro S.A.'s current financial position as of the date of the merger or the date indicated therein, neither to project the Bank’s financial position for any future period whatsoever.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	Banco Macro S.A., (before the merger)	Nuevo Banco Suquía S.A. (bank merged)	Eliminations and adjustments	Banco Macro S.A., (after the merger).

Assets	9,450,191	3,701,554	(1,071,743)	12,080,002

Liabilities	7,135,214	2,970,844	(341,153)	9,764,905

Shareholders’ equity	2,314,977	730,710	(730,590)	2,315,097 (a	)

Memorandum accounts	5,386,973	2,116,145	(3,070)	7,500,048

(a)
The exchange relationship has been estimated in 0.710726 shares of the Bank per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. Consequently, Banco Macro S.A. will increase its capital stock to 683,978,973.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required by Central Bank Communiqué “A” 4,265, the balance sheet as of June 30, 2007, is presented comparatively with information as of last year-end, while the statements of income, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2007, are presented comparatively with those for the same period of the prior fiscal year.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of June 30, 2007, and December 31, 2006, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

b)	Government and private securities:

They were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively and, if applicable, net of the expenses estimated for their sale. Differences in quoted values were recorded in the income statement as of those dates.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911.

For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER, benchmark stabilization coefficient, by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communiqué. Such calculations were made following specific guidelines established in such communiqué.

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed Loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER until through period-end and year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: The CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received from spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii.	Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively.

The values booked, net of the allowances recorded, do not exceed those arising from the shareholders’ equity of the respective trust’s financial statements, considering the Bank’s holdings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

h.4)	Unlisted corporate bonds:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period-end, converted into pesos pursuant to the method described in note 3.3)a, as the case may be.

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method, taking into account the preferred shares issuance conditions.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of June 30, 2007 and December 31, 2006, the “Intangible Assets - Organization and development costs” account includes 57,227 (net of amortization for 56,102) and 54,428 (net of amortization for 47,700), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decision dated December 27, 2006, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments, and (ii) additionally as of June 30, 2007, and as stated in Central Bank’s recent Communiqué “A” 4686, the amounts related to the capitalization of the dollarization effect regarding court deposits, which will be amortized in equal, monthly and consecutive installments in a maximum term of 24 months as from July 2007.

m)	Valuation of derivatives:

m.1)	Put options taken: They were valued at the agreed-upon exercise price (see note 11.b)).

m.2)
Put options sold on Boden 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period and year, respectively (see note 11.c)).

m.3)	Call options sold: Such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price (see note 11.b)).

m.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: as of December 31, 2006, they were valued at their exercise price (see note 2.6)).

m.5)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each period and/or year. Differences in quoted market values were recorded in the statement of income as of those dates (see note 11.a)).

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The acquisition of Nuevo Banco Suquía S.A. by the Bank gave rise to a recording of negative goodwill in the amount of 483 under the “Provisions" account in the Bank’s consolidated financial statements; such amount results from the difference between the purchase price of the shares in Nuevo Banco Suquía S.A. and the value assigned to the net asset.

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end, converted into pesos pursuant to the method described in note 3(3)a.

q)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the "Adjustments to Shareholders’ Equity" account.

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the six-month periods ended June 30, 2007, and 2006, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income(loss) from equity interests in subsidiaries were computed on the basis of such companies’ income(loss).

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2007, and 2006, the Bank estimated that accrued income tax amounted to 18,500 and 18,000, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of June 30, 2007, the Bank made income tax prepayments for 9,806 for the current 2006 tax year, which were recorded in the "Other receivables" account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2006, the Bank capitalized 24,372 for minimum presumed income tax credit, in conformity with Central Bank Communiqué "A” 4,295. Such credit was used to date.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, as from the year ended December 31, 2006, the Bank accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Loans to the nonfinancial government sector - Guaranteed Loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

As of June 30, 2007 and December 31, 2006, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 370,537 and 360,005, respectively, and 762,557 and 771,465, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 369,752 and 361,142, at stand-alone level, respectively, and 764,319 and 772,756, at consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

b)
Intangible assets: As of June 30, 2007 and December 31, 2006, the Bank had capitalized the foreign exchange differences mentioned in note 3.3.l.2) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization under “Intangible Assets” for 57,227 and 54,428, at stand-alone level, respectively, and 87,515 and 74,745 in consolidated financial statements, respectively, net of the related amortization amounts. This treatment differs from the valuation methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2006, consolidated deferred assets, net of allowances and provisions, amounted to about 172,336, while as of June 30, 2007, the Bank had not concluded the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current period. However, Bank Management and its tax advisors estimate that they may be significant.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, and as mentioned in note 3.3.o) , the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042 (50,852 by the Bank and 15,190 by Nuevo Banco Suquía S.A., in the case of the positive goodwill deriving from the acquisition of Nuevo Banco Bisel S.A.), respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank and Nuevo Banco Suquía S.A. amortize such positive goodwill through the straight-line method based on an estimate ten-year useful life.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

5.2.	Disclosure aspects

a)
The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

	06/30/2007	12/31/2006
6.1) Loans - Other

Other loans	423,097	387,448
Export financing and prefinancing	407,147	269,002
Government securities	3,111
Receivables secured by notes	1,709	1,660
	835,064	658,110

6.2) Other receivables from financial intermediation - Other receivables not covered by debtors classification standards

Certificates of participation in financial trusts	260,204	220,953
Debt securities in financial trusts	151,868	83,540
Unaccrued premiums on repurchase agreements	114	1,589
Other	47	47
	412,233	306,129

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	06/30/2007	12/31/2006
6.3) Other receivables - Other

Sundry receivables	52,094	50,992
Advance payments	40,847	16,249
Security deposits	15,307	14,682
Tax prepayments	15,012	14,896
Other	221	357
	123,481	97,176

6.4)	Deposits - Other

Balances of accounts without movements	88,405	76,327
Unemployment fund for workers of the building industry	19,319	12,334
Special deposits for foreign funds	14,846	14,002
Security deposits	1,347	1,295
Orders payable	391	943
Other	26,108	29,389
	150,416	134,290

6.5)	Other liabilities from financial intermediation - Other

SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	51,005
Purchase financing payables	37,493	32,838
Other payment orders pending settlement	27,813	17,323
Other withholdings	26,206	22,995
Miscellaneous not subject to minimum cash requirements	21,629	16,641
Retirement pension payment orders pending settlement	19,387	9,444
Collections and other transactions on account and behalf of others	17,432	27,942
Miscellaneous subject to minimum cash requirements	1,629	2,509
Miscellaneous	15,812	11,161
	218,406	140,853

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	06/30/2007	12/31/2006
6.6) Other liabilities - Other

Taxes payable	29,059	81,851
Miscellaneous payables	25,646	20,971
Salaries and payroll taxes payable	4,364	15,819
Prepayment for the sale of assets	4,174	4,193
Withholdings on salaries to be paid over	2,716	2,376
	65,959	125,210

6.7)	Memorandum accounts - Debit-balance accounts - Control - Other

Items in custody	2,777,406	2,548,379
Managed portfolios	418,203	415,729
Checks to be debited	60,070	56,191
Checks to be collected	50,789	46,840
Other	126,576	117,648
	3,433,044	3,184,787

	06/30/2007	06/30/2006
6.8) Financial income - Net income from government and private securities

Income from government securities	60,306	35,111
Income from certificates of participation in financial trusts	16,704	19,265
Other	6,631	9,182
	83,641	63,558

6.9)	Financial income - Other

Premiums on reverse repurchase agreements with the financial sector	18,965	7,525
Foreign currency exchange difference	12,420	12,241
Income from assets subject to financial lease	12,176	9,212
Interest on loans for export prefinancing and financing	10,138	3,529
Other	2,861	1,237
	56,560	33,744

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	06/30/2007	06/30/2006
6.10) Financial expense - Other

Turnover tax	11,853	8,462
Premiums from repurchase agreements with the financial sector	9,209	4,567
Contribution to the deposit guarantee fund	4,824	3,288
Other	2,993	3,540
	28,879	19,857

6.11)	Service-charge income - Other

Debit and credit card income	23,830	18,038
Rental of safe deposit boxes	1,673	1,669
Other	11,429	7,336
	36,932	27,043

6.12)	Service-charge expense - Other

Debit and credit card expense	10,967	8,175
Turnover tax	5,316	4,252
Other	9,434	2,351
	25,717	14,778

6.13)	Administrative expenses - Other operating expenses

Depreciation of bank premises and equipment	12,436	8,987
Maintenance, conservation and repair expenses	9,920	7,648
Security services	8,087	6,574
Electric power and communications	6,942	6,158
Amortization of organization and development costs	6,286	5,440
Stationery and office supplies	4,362	2,770
Leases and rentals	3,883	3,089
Insurance	1,938	1,636
	53,854	42,302

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	06/30/2007	06/30/2006
6.14) Other income - Other

Other adjustments and interest on other receivables	926	1,053
Gain on transactions or sale of bank premises and equipment, and other assets	694	5,684
Credit cards	501	866
Certifications	192	183
Leases and rentals	137	200
Checkbook and statement issuance fees		112
Sale of guaranteed loans		4,992
Other	10,015	5,163
	12,465	18,253

6.15)	Other expense - Other

Tax on bank account transactions	8,817	5,507
Corporate bonds issuance expenses	7,726
Tax on bank account transactions	7,366	5,866
Non-computable VAT credit	6,267	4,469
Goodwill amortization	3,865	704
Loss on transactions or impairment in value of bank premises and equipment, and other assets	2,989	218
Donations	545	485
Depreciation of other assets	523	680
Turnover tax	243	396
Commissions of the placing agent for the public offering of shares		12,167
Other	3,793	3,428
	42,134	33,920

7.	RESTRICTED ASSETS

As of June 30, 2007, and December 31, 2006, the following Bank’s assets are restricted:

a)	Government and private securities:

a.1)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 288 and 302, respectively, assigned to settle payables to the Central Bank and, as of December 31, 2006, for an amount of 2,500, assigned to settle payables to the BNA for safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2)
Secured Bonds under Presidential Decree No. 1,579/02 for 36,287 and 35,994 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

a.3)
GDP-linked securities maturing in 2035 for 75 and 671, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

a.4)
Central Bank listed notes (NOBAC)- Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007,for an amount of 5,878 (for a face value in thousands of Ps. of 5,840) and 4,956, (for a face value in thousands of Argentine pesos of 4,900), respectively used as security for Rosario Futures Exchange (ROFEX) trading transactions.

a.5)
As of June 30, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007, for an amount of 2,516 (for a face value of Ps. 2,500,000), used to perform foreign currency trading forward transactions in Mercado Abierto Electrónico S.A. (MAE).

a.6)
As of June 30, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on February 11, 2009, for an amount of 14,357 (for a face value of Ps. 14,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

b)	Loans:

Agreements for loans backed by pledges and unsecured loans for 16,765 and 19,241, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.4.f)) to the consolidated financial statements.

c)	Other receivables from financial intermediation:

c.1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

c.2)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 81,968 and 55,718, respectively.

c.3)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,753 and 10,422, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

d)	Investments in other companies:

d.1)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

d.2)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 51,005 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

e)	Other receivables:

e.1)	Attachments amounting to 26 and 543, respectively.

e.2)	Credit card transactions for 10,942 and 9,769, respectively.

e.3)	Other security deposits for 4,339 and 4,370, respectively.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	June 30, 2007	December 31, 2006

ASSETS

Cash				2,215		2,215	2,200

Other receivables from financial intermediation	187,968	252,420	181,288		47,290	668,966	642,863

Other receivables		510				510	3,262

Total assets	187,968	252,930	181,288	2,215	47,290	671,691	648,325

LIABILITIES

Deposits	78			626	2,054	2,758	1,980

Other liabilities from financial intermediation	235,136	297,766	149,730		6,037	688,669	650,449

Other liabilities							709

Total liabilities	235,214	297,766	149,730	626	8,091	691,427	653,138

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	June 30, 2007	December 31, 2006

MEMORANDUM ACCOUNTS

Debit-balance accounts - Contingent	3,091					3,091	3,070

Debit-balance accounts - Control			1,023	11,269		12,292	1,011

Debit-balance accounts - Derivatives	15,495	49,584				65,079

Credit-balance accounts - Contingent					2,213	2,213

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	June 30, 2007	June 30, 2006

INCOME (LOSS)

Financial income	4,813	4,927				9,740	417

Financial expense	(1,433)	(161)	(3,501)	(1)		(5,096)	(852)

Service-charge income			11		42	53	65

Service-charge expense							(18)

Total income (expense)	3,380	4,766	(3,490)	(1)	42	4,697	(388)

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	June 30, 2007

ASSETS

Other receivables from financial intermediation	47,290				47,290

Total assets	47,290				47,290

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversion es & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	June 30, 2007
LIABILITIES

Deposits	1,284	389	184	197	2,054

Other liabilities from financial intermediation	6,037				6,037

Total liabilities	7,321	389	184	197	8,091
MEMORANDUM ACCOUNTS

Credit-balance accounts - Contingent	2,213				2,213
INCOME (LOSS)

Service-charge income	41		1		42

Total income (expense)	41		1		42

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 19,009 and 36,743 as of June 30, 2007, and December 31, 2006, respectively (consolidated figures).

Likewise, as of June 30, 2007, and December 31, 2006, the deposits made by individuals related to the Bank amounted to 315,923 and 271,289, respectively (consolidated figures).

During the fiscal year ended December 31, 2006, trust certificates of participation were sold to a director from Banco Macro S.A., which generated income amounting to 8,499 for the Bank.

Additionally, in December 2006, the Bank sold its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2007, amounts to 683,943. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005	75,000

As of June 30, 2007	683,943

On September 26, 2005, the Bank’s general regular and special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

During the year ended December 31, 2006, such capital increase was fully subscribed and paid in.

As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			06/30/2007	12/31/2006

Subordinated corporate bonds	USD	83,000,000	a)	13,094	44,342

Subordinated corporate bonds	USD	4,000,000	b)	2,811	3,077

Subordinated corporate bonds	USD	150,000,000	c.1)	465,127	460,425

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	480,149

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	310,055
Total				1,271,236	507,844

a.1)
On February 19, 1996, the Bank’s regular and special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

On April 20, 2007, the Bank paid 33,500 as partial payment of the payables; several aspects, such as decrease in the interest rate to be applied to amounts in Argentine pesos and in US dollars and the treatment of compensatory and punitive interest, which are necessary to the final calculation of the amounts due and payable to date, remain to be defined.

As of June 30, 2007, and December 31, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 13,094 and 44,342, respectively.

b)
On January 20, 1997, the general special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special Shareholders’ Meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Through June 30, 2007, the Bank had amortized the equivalent of USD 2,600,000 (original value), following the method described in point (a) above.

c)
On September 1, 2006, the general regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the General Regular and Special Shareholders’ Meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds previously mentioned to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The Bank used the funds derived from such issuance to grant loans. The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

•	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%, as established by Communiqué “A” 4,576). The interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

•	They do not include covenants that change the subordination order.

•
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

•	The unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

•
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576. On April 26, 2007, the General Regular Shareholders’ Meeting approved the creation of the special reserve previously mentioned for an amount of 45,515 and, on July 19, 2007, 22,484 was reversed for the payment of interest.

•
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process. During July 2007, the Bank made such filing.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank will use the funds derived from such issuance to grant loans.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (“peso-linked notes”) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank will use the funds derived from such issuance to grant loans.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

•	Repurchase agreements of securities and foreign currency.

•	Forward transactions without delivery of the underlying asset.

•	Call and put options.

Those transactions were valued as explained in notes 3.3.h.1) and 3.3.h.2).

Positions of transactions effective as of June 30, 2007, are as follows:

•	Net position of repurchase agreements: 652,885 (liability).

•	Net position of forward foreign-currency transactions: 16,803 (asset) (a).

•	Position of trust debt securities put options taken: 16,278 (b).

•	Position of trust debt securities call options sold: 16,269 (b).

•	Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 100,477 (c).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2007, net income (loss) from these derivatives amount to:

• Premiums on reverse repurchase agreements: 20,147.

• Premiums on repurchase agreements: (9,330).

• Transactions with options: 1,336.

• Offset forward foreign-currency transactions: (2,872).

(a)
Related to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX (Rosario Futures Exchange) and MAE (over-the-counter electronic market). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to:

•
put and call options agreements related to Junior trust debt securities for a face value of 27,387, in the “BG” financial trust carried by the Bank in its portfolio (see note 15.1)). Those agreements were entered into on June 06, 2007, between Banco Macro S.A. and Cargill Investments SCA.

According to the call option, through July 02, 2007, Cargill Investments SCA is entitled to purchase from the Bank those trust debt securities at a price of 16,154, plus a 10% adjustment p.a. for price adjustment, which will accrued from June 06, 2007.

In addition, through the put option, on July 04, 2007, the Bank will be entitled to sell to Cargill Investments SCA those trust debt securities at the price determined as mentioned in connection with the call option.

Such option was renewed upon maturity.

(c)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2007, and December 31, 2006, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,706 and 14,850, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2007, and as of December 31, 2006, the loans portfolio managed amounts to 44,273 and 44,454, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2007, and as of December 31, 2006, the loans portfolio managed amounts to 84,030 and 85,262, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of June 30, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 146,439 and 153,661, respectively.

e)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of June 30, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 63,938 and 64,442, respectively. Also, see note 13) to the consolidated financial statements.

f)	In addition, as of June 30, 2007, and December 31, 2006, the Bank had under its management other portfolios for total amounts of 64,417 and 53,060, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of June 30, 2007, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	486,439,227	564,513	380,869
Pionero Renta Ahorro	191,128,833	206,635	201,215
Pionero Renta	32,119,407	61,342	55,517
Pionero Latam	3,508,361	11,353	12,687
Pionero Crecimiento	2,345,664	6,453	6,048
Pionero Global	37,821	42
Puente Hnos. Renta Fija	2,005,855	3,182	3,061
Puente Hnos. Renta Variable	1,458,801	2,640	2,604
Puente Hnos. Corporativos Latinoamericanos	1,138,526	4,072	4,072
Puente Hnos. Argentina Hedge Fund	1,061,343	1,629	450
Galileo Event Driven F.C.I.	25,168,751	119,207	124,032

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.6699% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,945 of March 20, 2007.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

15.1.	Investments in financial trusts:

The amounts booked in the Bank’s financial statements for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	06/30/2007	12/31/2006

Certificates of participation:
Tucumán (a)	131,950	145,223
Luján (a)	43,530	43,530
Garbarino (b)	30,632
San Isidro (a)	16,782	16,782
Godoy Cruz (c)	11,659	11,055
Tarjeta Shopping (b)	10,161
Other	14,436	3,309
Subtotal certificates of participation	259,150	219,899
Debt securities:
Consubono (b)	33,523
Confibono (b)	16,783
BG (d)	16,263	50,401
Secubono (b)	14,329
Onext (a)	13,287	14,020
Megabono (b)	12,587
Columbia Tarjetas (b)	10,035
Tarjeta Shopping (b) y (e)	9,371	13,571
Coto (b)	8,495
Metroshop (b)	6,979	5,548
Mila (b)	4,026
Galicia Personal (e)	3,742
Other	2,448
Subtotal debt securities	151,868	83,540
Total	411,018	303,439

(a)	See note 13.2.1) to the consolidated financial statements.

(b)
Related to provisional certificates of participation and debt securities in the different series of financial trusts entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional certificates and debt securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(c)
On August 29, 2006, Corporación de los Andes S.A., in its capacity as trustor, entered into an agreement with Banco Finansur S.A., in its capacity as trustee, whereby the Godoy Cruz financial trust was created. The purpose of such trust is to sell the corpus assets (lots and buildings located at the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza) and to settle the certificates of participation issued with the proceeds thereof, in conformity with the priority rights assigned to each of them.

(d)
On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, entered into an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust's purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued (see also note 11.b)).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

(e)	It is related to trusts with public offering, with no habitual listed price, entered into by the Bank.

15.2.	Guarantee trusts:

The Bank participates in guarantee trusts that are aimed at ensuring compliance with the obligations assumed by the trustor in favor of the beneficiary, through the collection of corpus assets.

The effective guarantee trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)
Fideicomiso Los Castillos S.A. (Province of Salta) Banco Macro Bansud S.A.	Los Castillos S.A.	Banco Macro S.A. (loan), Province of Salta (refinancing)	11/2004	23
Fideicomiso Banco Macro - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	12/2003	17
Fideicomiso II Banco Macro - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	05/2004	19
Fideicomiso III Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	01/2005	55
Fideicomiso V Banco Macro Bansud - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A. (1st beneficiary)	09/2005	54
Fideicomiso VI Banco Macro - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	10/2006
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	03/2004	94
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	12/2004	6
Fideicomiso Banco Macro Bansud - La Veloz del Norte S.A.	La Veloz del Norte S.A.	Banco Macro S.A	06/2005	683
Fideicomiso Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	03/2006	4
Fideicomiso Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	10/2006	72
Fideicomiso Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	03/2007	145
Fideicomiso Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	04/2007	131

(1) Related to the monthly average on a straight-line basis of the funds managed during the six-month period ended June 30, 2007.

15.3.	Administration trusts:

Banco Macro S.A. is acting as trust agent. In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank entered into administration trust agreements for the following main purposes:

a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

b)	Promoting the production development of the private economic sector at a provincial level.

c)	Participating to public work concession agreement granting road exploitation, management, keeping and maintenance.

The effective administration trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)
Fideicomiso de Garantía Cooperativa de Cerro Azul - IPRODHA	Cooperativa de Agua Potable y Otros Servicios	IPDH (Provincial Institute of Urban and Housing Development)	06/2005	18,237
Fideicomiso IV Salta - ENJASA Riva	ENJASA	Riva S.A.	09/2004	197
Fideicomiso Complejo Monumento Güemes - Enjasa	ENJASA - Complejo Monumento Güemes	Banco de Inversión y Comercio Exterior	10/2004	44
Fideicomiso Hospital El Milagro	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	UTE Nuevo Hospital El Milagro	03/2001	820
Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Health Institute of the Province of Salta	03/2003	5,857
Fideicomiso Obra Pública Decreto 106-01 Munic.	Municipality of the City of Salta	Sociedad Ingeniero Alonso Crespo S.A.	04/2001	136
Fideicomiso Municipalidad de la Ciudad de Salta Acta Acuerdo 30.12.2004	Municipality of the City of Salta	Province of Salta and/or the party appointed thereby	04/2005	622
Fideicomiso Proyecto Barrio Autódromo	Municipality of the City of Salta	Parties hired for the natural gas installation	12/2005	76
Fideicomiso Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero	Municipality of the City of Salta	Sociedad Norobras Construcciones Civiles S.A.	05/2006	331
Fideicomiso Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero	Municipality of the City of Salta	Sociedad Norobras Construcciones Civiles S.A.	01/2007
Fideicomiso Municipalidad de la Ciudad de Salta Obra Accesos y Puentes sobre Río Arenales -Vinculación Calles Córdoba y Polonia	Municipality of the City of Salta	Ingeniero Medina S.A.	05/2006	196
Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Province of Jujuy	Municipalities and municipal commissions of the Province of Jujuy	12/2004	81,404
Fideicomiso de Administración Decreto 2132/2000	Province of Misiones	Concesionaria Enriquez Albano UTE	12/2000	67
Fideicomiso de Administración Decreto 149/2002	Province of Misiones	Aesa Misiones S.A.	02/2002	1,011

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Beneficiary	Creation date	Funds managed (1)
Fideicomiso de Administración Decreto 2268/2006	Province of Misiones	Concesionaria Enriquez Albano UTE	11/2006	2,516
Fideicomiso Decreto 331 Servicios Hidrocarburíferos	Province of Salta	Recovery Group S.A.	12/2002	3,063
Fideicomiso Provincia de Salta - La Casualidad S.A.	Province of Salta	Cía Minera la Casualidad S.A.	09/2005	1,442
Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	UTE (Ingeniero Medina S.A. - Moncho Construcciones)	05/2006	1,939
Fideicomiso Provincia de Salta - Adquisición vehículos Antis S.A.	Province of Salta	Concesionaria de automotores Antis S.A.	10/2006	267
Fideicomiso Provincia de Salta - Adquisición vehículos Autolux S.A.	Province of Salta	Concesionaria de automotores Autolux S.A.	10/2006	87
Fideicomiso Obra Gasoducto de Anta	Province of Salta	Sociedad Conta Walter Mario S.R.L.	12/2006
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Economy Department of the Province of Jujuy	05/2000	6,676
Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (SAETA)	Employees from social security agencies, statutory health care organizations, tax authorities, among others.	10/2005	8,545
Fideicomiso de la Municipalidad de Salta Obra Vinculación Calles Córdoba y Polonia y Puente sobre Río Arenales Adicional Nº 1 (Decreto 1419/06) y Adicional Nº 2 (Decreto 217/07)	Municipality of the City of Salta	Ingeniero Medina S.A.	05/2007
Fideicomiso de Garantía CONTA.	Conta Walter Mario S.R.L.	Barclays Bank PLC	04/2007

(1)	Related to the monthly average on a straight-line basis of the funds managed during the six-month period ended June 30, 2007.

Also, see note 13 to the consolidated financial statements.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE AGENCY - FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of June 30, 2007, the outstanding amount is recognized in the “Other liabilities” account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are (i) the impossibility to deduct the non-performing secured loans and (ii) the requirement to begin judicial collection proceedings for non-performing loans to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar judgments, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

18.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2007). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates that affect the reported figures of assets, liabilities, income, expenses and contingencies. Current figures and final income (loss) may differ from such estimations.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

Finally, on December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in note 3.3.l.2), under Central Bank Communiqués “A” 3,916 and “A” 4,686, the Bank and its subsidiaries continued capitalizing in “Intangible Assets” as of June 30, 2007, and December 31, 2006, the amounts of 87,515 and 74,745, respectively (net of the related amortizations), with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. Additional liabilities related to such regulations are booked as provisions for an amount of 46,368 and 27,132, respectively.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

19.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

b)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

c)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

d)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

e)
In addition, as mentioned in note 3.3.l.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of June 30, 2007, such amount is 48,216 (net of amortizations).

20.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006	06/30/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Consolidation Securities in pesos of the Province of Salta	20	20		20		20
Federal government bonds in pesos at 2% - Maturity: 2007			60,791
Federal government bonds in pesos – Maturity: 2008	772	772	499	773		773
Federal government bonds in US dollars at LIBOR - Maturity: 2012	138,989	138,989	92,363	258	73,674	73,932
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,564	2,564	1,568	236	26,803	27,039
Federal government bonds in pesos – Maturity: 2014	13,224	13,224	11,953	1,535		1,535
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,857	1,857	2,128	1,711		1,711
Argentine Government bonds in US dollars at 7% - Maturity: 2013- BONAR VII	218	218		93		93
Consolidation bonds in pesos – Fourth series	1,341	1,341	1,971	(11,163)		(11,163)
Consolidation bonds in pesos – Second series at 2%	867	867		867		867
Consolidation bonds in pesos – Sixth series	300	300		300		300
Consolidation bonds of social security payables in pesos – Third series at 2%	157	157	500	(2,499)		(2,499)
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I			226
Discount bonds denominated in pesos maturing 2033	34,442	34,442	4,075	12,995		12,995
Par bonds denominated in pesos maturing 2038			439
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	366	366	280	355		355
Par bonds denominated in US dollars maturing 2038 (governed by New York State legislation)	704	704		704		704
GDP-related securities in pesos – Maturity: 2035	77	77	671	25		25
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	240	240		240		240
Federal government bonds in pesos at 7% - Maturity: 2017	275	275		275		275
Quasi-par securities in pesos – Maturity: 2045			2,920
Secured bonds under Presidential Decree No. 1,579/02	47,553	47,553	36,322	42,433		42,433
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	1,218	1,218	1,441	1,365		1,365
Consolidation bonds of social security payables in pesos – Fourth Series	7,646	7,646	3,620	1,547		1,547
Other		110	80	109		109
Subtotal holdings for trading or financial intermediation		252,940	221,847	52,179	100,477	152,656

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Own Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			9,157
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Own portfolio			27,540

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 08/15/07	221,467	221,467
Subtotal Central Bank of Argentina Bills – Under repo transactions		221,467

Subtotal instruments issued by the Central Bank of Argentina		221,467	27,540

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006	06/30/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		221,467	27,540

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			81,323
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07	11,736	11,736	11,684	11,736		11,736
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	132,267	132,267	53,593	132,267		132,267
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/28/07	2,030	2,030		2,030		2,030
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	79,432	79,432	24,033	260,682		260,682
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	98,847	98,847	63,950	98,847		98,847
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	92,138	92,138	47,611	92,138		92,138
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	82,102	82,102	60,237	82,102		82,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	46,170	46,170	91,759	46,170		46,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	125,706	125,706	63,519	125,706		125,706
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	34,003	34,003	30,164	34,003		34,003
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	76,952	76,952	21,525	76,952		76,952
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	35,472	35,472	39,487	35,351		35,351
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	17,459	17,459		17,459		17,459
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	20,290	20,290		(101)		(101)
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	29,824	29,824		9,059		9,059
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/02/09	147,672	147,672		116,907		116,907
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	2,027	2,027		2,027		2,027
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	7,441	7,441	5,479	7,441		7,441
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		1,041,568	596,368	1,150,776		1,150,776

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	20,340	20,340	30,819
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	50,340	50,340
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	133,029	133,029	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	30,870	30,870
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	102,400	102,400
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	155,061	155,061		28,904		28,904
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	101,450	101,450
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07			100,189
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			106,018
Subtotal Central Bank of Argentina Notes – Under repo transactions		593,490	413,497	28,904		28,904
Total instruments issued by the Central Bank of Argentina		1,856,525	1,037,405	1,179,680		1,179,680
Total government securities		2,109,465	1,259,252	1,231,859	100,477	1,332,336

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities
- Local
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)			14
Trust debt security - Italcred II Financial Trust			1,035
Subtotal debt securities			1,049
Total Investments in listed private securities			1,049
Total government and private securities		2,109,465	1,260,301	1,231,859	100,477	1,332,336

(1) The position without options as of June 30, 2007, results from the following disclosure:
Holdings as of June 30, 2007	2,109,465
Plus: Loans of government securities	6,709
Plus: Spot and forward purchases pending settlement	266,739
Less: Deposits of government securities	139,734
Less: Spot and forward sales pending settlement	1,011,320
1,231,859

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006

COMMERCIAL

In normal situation	2,563,155	2,287,740
With Senior “A” guarantees and counter-guarantees	30,942	14,347
With Senior “B” guarantees and counter-guarantees	209,838	219,712
Without Senior guarantees or counter-guarantees	2,322,375	2,053,681

Subject to special monitoring	5,152	8,113
In observation
With Senior “B” guarantees and counter-guarantees	162	351
Without Senior guarantees or counter-guarantees	4,990	7,762

Troubled	7,442	16,351
With Senior “B” guarantees and counter-guarantees	558	755
Without Senior guarantees or counter-guarantees	6,884	15,596

With high risk of insolvency	9,169	8,637
With Senior “B” guarantees and counter-guarantees	1,258	2,111
Without Senior guarantees or counter-guarantees	7,911	6,526

Irrecoverable	11,027	16,262
With Senior “B” guarantees and counter-guarantees	5,830	6,208
Without Senior guarantees or counter-guarantees	5,197	10,054

Subtotal Commercial	2,595,945	2,337,103

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2007 AND AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006

CONSUMER

Performing	1,864,995	1,402,876
With Senior “A” guarantees and counter-guarantees	3,807	5,286
With Senior “B” guarantees and counter-guarantees	172,504	158,572
Without Senior guarantees or counter-guarantees	1,688,684	1,239,018

Inadequate compliance	25,737	18,445
With Senior “B” guarantees and counter-guarantees	3,013	4,753
Without Senior guarantees or counter-guarantees	22,724	13,692

Deficient compliance	14,891	8,960
With Senior “B” guarantees and counter-guarantees	884	1,763
Without Senior guarantees or counter-guarantees	14,007	7,197

Difficult recovery	11,114	7,147
With Senior “B” guarantees and counter-guarantees	1,381	615
Without Senior guarantees or counter-guarantees	9,733	6,532

Irrecoverable	12,569	16,926
With Senior “A” guarantees and counter-guarantees	3	3
With Senior “B” guarantees and counter-guarantees	7,559	9,517
Without Senior guarantees or counter-guarantees	5,007	7,406

Irrecoverable according to Central Bank's rules	305	279
With Senior “B” guarantees and counter-guarantees	231	140
Without Senior guarantees or counter-guarantees	74	139

Subtotal Consumer	1,929,611	1,454,633
Total	4,525,556	3,791,736

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,009,485	22.31	874,837	23.07
50 next largest customers	916,163	20.24	795,210	20.97
100 next largest customers	406,352	8.98	409,029	10.79
Other customers	2,193,556	48.47	1,712,660	45.17

Total	4,525,556	100.00	3,791,736	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	9,676	1,084	4,369	9,463	14,315		356,222	395,129
Financial sector		170,916	9,976	17,858	13,478	14,482	9,438	236,148

Non-financial private sector and foreign residents	83,537	838,362	742,240	414,303	406,438	483,434	925,965	3,894,279

Total	93,213	1,010,362	756,585	441,624	434,231	497,916	1,291,625	4,525,556

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007					12/31/2006
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Common	1	1	303,700,000	833,076	730,107
Banco del Tucumán S.A.	Common	100	1	395,279	98,647	42,570
Nuevo Banco Bisel S.A.	Common	1	1	650,713,604	724,188	653,180
Nuevo Banco Bisel S.A. (2)	Preferred	1	-	51,285,676	52,049
Macro Valores S.A.	Common	1	1	249,868	452	422
Sud Inversiones & Análisis S.A.	Common	1	1	2,297,263	7,155	4,977
Macro Securities S.A. Soc. de Bolsa	Common	1	1	9,405,000	13,045	12,462
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,045	686
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	111,833	108,255
Red Innova Administradora de Fondos de
Inversión S.A.	Common	1,000	1	3,656	355	301
Subtotal subsidiaries					1,841,845	1,552,960

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52
Mercado Abierto Electrónico S.A.	Common	1,200	1	1	5	5
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238
C.O.E.L.S.A.	Common	1	1	44,166	58	58
Macroaval S.G.R.	Common	1	1	30,500	31	31
Garantizar S.G.R.	Common	1	1	10,000	10	10
Argentina Clearing S.A.	Common	30	1	20	28
Foreign
BLADEX S.A.	Common	10	1	7,303	244	242
Subtotal non-subsidiaries					666	636

Total in financial institutions, supplementary and authorized activities					1,842,511	1,553,596

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500
Frigorífico Bermejo S.A.	Preferred	0.1	-	2,064,813	554	554
Provincanje S.A.	Common	1	1	600,000	603	603
Proin S.A.	Common	1	1	244,457	293	293
El Taura S.A.					185	185
Tunas del Chaco S.A. (3)	Preferred	100	-	1,500	150	150
Emporio del Chaco S.A. (3)	Preferred	100	-	1,500	150	150
Campos del Chaco S.A. (ex Prosopis S.A.) (3)	Preferred	100	-	1,500	150	150
Utility Companies					91	85
Cross Sale S.A.	Common	100	1	12	59	59
SEDESA	Common	1	1	45,518	45	45
Argentina de Hoteles S.A.	Common			33,750	34	34
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32
Argencontrol S.A.	Common	1	1	28,049	28	28
Macro Warrants S.A.	Common	1	1	25,000	25	25
Papel Misionero S.A.	Common	0.1	1	122,097	12	12
Vizora Desarrollos Inmobiliarios SA						34
Other					1	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15
Total in other companies					4,927	4,955
Total (4)					1,847,438	1,558,551

Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Information on the issuer
		Data from latest financial statements
Name	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Financial institution	06/30/07	303,750	833,696	102,986
Banco del Tucumán S.A.	Financial institution	06/30/07	21,980	109,708	8,235
Nuevo Banco Bisel S.A.	Financial institution	06/30/07	845,082	1,008,100	92,911
Nuevo Banco Bisel S.A. (2)	Financial institution	06/30/07	66,605
Macro Valores S.A.	Financial advisory services	06/30/07	250	452	152
Sud Inversiones & Análisis S.A.	Services	06/30/07	2,344	7,226	2,176
Macro Securities S.A. Soc. de Bolsa	Brokerage house	06/30/07	9,500	13,322	522
Macro Fondos S.G.F.C.I.S.A.	Mutual funds management	06/30/07	1,713	5,399	2,573
Foreign
Sud Bank & Trust Company Limited	Banking	06/30/07	9,817	111,833	3,578
Red Innova Administradora de Fondos de
Inversión S.A.	Cash management	06/30/07	591	696	(125)

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Electronic information services	12/31/06	650	1,714	304
Mercado Abierto Electrónico S.A.	Electronic information services	12/31/06	242	8,072	1,885
Visa Argentina S.A.	Business services	05/31/06	1	24,158	2,158
C.O.E.L.S.A.	Services	12/31/06	1,000	1,688	125
Macroaval S.G.R.	Reciprocal guarantee corporation	12/31/06	250	1,544	(6)
Garantizar S.G.R.	Reciprocal guarantee corporation	12/31/06	3,944	205,481	4,677
Argentina Clearing S.A.	Services	07/31/06	120	6,129	612
Foreign
BLADEX S.A.	Banking	12/31/06	859,399	1,792,266	177,730

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Network administration	12/31/06	23,599	54,525	13,386
Frigorífico Bermejo S.A.	Meat-packaging	12/31/05	3,399	6,858	(6,549)
Provincanje S.A.	Swap of securities	06/30/06	9,000	10,027	112
Proin S.A.	Juice production	09/30/05	4,604	7,127	174
El Taura S.A.	Hotel construction and exploitation	12/31/04	420	3,422	(199)
Tunas del Chaco S.A. (3)	Agriculture	12/31/06	1,227	951	(212)
Emporio del Chaco S.A. (3)	Agriculture	12/31/06	1,227	936	(213)
Campos del Chaco S.A. (ex Prosopis S.A.) (3)	Agriculture	12/31/06	1,227	758	(255)
Utility Companies	Utilities
Cross Sale S.A.	Sale	11/30/04	12	13	(124)
SEDESA	Deposit guarantee fund management	12/31/06	1,000	12,358	381
Argentina de Hoteles S.A.	Hotel services	10/31/05	1,585	4,470	(403)
Sanatorio Las Lomas S.A.	Medical clinic	06/30/06	8,889	15,893	657
Argencontrol S.A.	Agency	12/31/06	700	902	18
Macro Warrants S.A.	Warrants	09/30/06	500	531	17
Papel Misionero S.A.	Paper manufacture	12/31/06	40,210	178,974	38,196
Vizora Desarrollos Inmobiliarios SA	Real estate	12/31/05	30	387	(177)

Foreign
SWIFT S.A.	Services	12/31/06	500,418	962,817	100,051

(1) Net of a negative goodwill amounting to 483.

(2) See Note 7.d.2)

(3) See Note 7.d.1)

(4) As of June 30, 2007 and December 31, 2006, the Bank carried 540 and 1,016 as allowance for impairment in value (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Net book value at beginning of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	Net book value at end of period
Bank premises and equipment
Buildings	128,255	295	4,972		50	2,307	131,215
Furniture and facilities	12,652	2,593	38		10	1,632	13,651
Machinery and equipment	37,584	13,808	42		5	6,144	45,290
Vehicles	23,130	309		2,255	5	2,353	18,831

Total	201,621	17,005	5,052	2,255		12,436	208,987

Other assets
Works in progress	21,334	13,316	(4,258)	578			29,814
Works of art	1,048						1,048
Prepayments for the purchase of assets	3,522	916	(794)	3,551			93
Foreclosed assets	13,426	15		95	50	114	13,232
Leased buildings	9,434			5,907	50	44	3,483
Stationery and office supplies	914	7,143		6,006			2,051
Other assets	104,160	5,766		3,665	50	365	105,896

Total	153,838	27,156	(5,052)	19,802		523	155,617

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

				Amortization for the period
Item	Net book value at beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	Net book value at end of period
Goodwill	66,607			10	3,865	62,742
Organization and development costs (1)	84,134	23,189		5	14,688	92,635

Total	150,741	23,189			18,553	155,377

(1) Including the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders. Additionally, includes 9,011 related to the capitalized estimation of the effects of the dollarization of court deposits mentioned in note 3.3.l.2).

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,292,119	21.38	1,130,850	21.75
50 next largest customers	1,039,812	17.20	959,835	18.46
100 next largest customers	479,232	7.93	398,611	7.67
Other customers	3,233,811	53.49	2,709,424	52.12

Total	6,044,974	100.00	5,198,720	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	5,114,745	626,652	174,116	129,117	328	16	6,044,974

Other liabilities from financial intermediation

Central Bank of Argentina	244					534	778
Banks and international Institutions	115	5,384	759	154,540			160,798
Non-subordinated corporated bonds		16,529	2,115			771,560	790,204
Financing received from Argentine financial Institutions	32,324	390	19,311	1,170	2,339	38,601	94,135
Other	167,401					52,816	220,217

	200,084	22,303	22,185	155,710	2,339	863,511	1,266,132

Subordinated corporate bonds (1)		441	14,601	395	790	464,805	481,032

Total	5,314,829	649,396	210,902	285,222	3,457	1,328,332	7,792,138

(1) It includes, under "Over 3 months and up to 6 months", the amounts due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end
Breakdown	fiscal year	(1)	Write off	Reversals	of period

ALLOWANCES
Loans
For loan losses and impairment in value	124,146	11,964	13,469	12,174	110,467
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	2,661	635	71		3,225
Assets subject to financial leases
For uncollectibility risk	1,611	368			1,979
Investments in other companies
For impairment in value	1,016	84	11	549	540
Other receivables
For uncollectibility risk	14,647	180	64	342	14,421

Total allowances	144,081	13,231	13,615	13,065	130,632

PROVISIONS
Contingent commitments	1,674	51		64	1,661
For other contingencies	50,637	10,690	2,885	1,142	57,300

Total liabilities	52,311	10,741	2,885	1,206	58,961

(1)	See note 3.3.f). and note 3.3.o)

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

Shares			Capital stock
Class	Number	Votes per share	Issued and outstanding (1)	Paid in (1)
Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	672,707,767	1	672,707	672,707

Total	683,943,437		683,943	683,943

(1)	Related to Ps. 683,943,437 (See note 9).

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007											12/31/2006
	Total Parent company and	Total per currency
	Argentine	US	Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	branches	dollar	sterling	franc	krone	dollar	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	644,700	636,247	328	381	32	291		278	17	8	7,118	492,872
Government and private securities	145,235	145,235										96,390
Loans	618,675	618,675										446,180
Other receivables from financial intermediation	371,557	371,549									8	431,692
Investments in other companies	112,447	112,447										108,813
Other receivables	4,659	4,627									32	6,385

Total	1,897,273	1,888,780	328	381	32	291		278	17	8	7,158	1,582,332

LIABILITIES
Deposits	808,558	808,558										749,178
Other liabilities from financial intermediation	738,074	734,968	89	138							2,879	278,503
Other liabilities	871	868									3	1,102
Subordinated corporate bonds	478,221	478,221										504,768

Total	2,025,724	2,022,615	89	138							2,882	1,533,551

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	108,808	108,808										73,351
Control	918,608	914,282	1	1							4,324	849,331
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	213,070	199,342					757				12,971	105,503

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006
Item	In normal situation	Total	Total
Loans
Overdrafts	8,779	8,779	7,782
Without Senior guarantees or counter-guarantees	8,779	8,779	7,782
Documents	369	369	279
Without Senior guarantees or counter-guarantees	369	369	279
Credit cards	268	268	296
Without Senior guarantees or counter-guarantees	268	268	296
Other	6,895	6,895	20,438
Without Senior guarantees or counter-guarantees	6,895	6,895	20,438

Total loans	16,311	16,311	28,795

Other receivables from financial intermediation	63	63	73

Assets subject to financial leases and other	229	229	5,795

Contingent Commitments	6,663	6,663	5,021

Investments in other companies	1,842,874	1,842,874	1,554,023

Total	1,866,140	1,866,140	1,593,707

Allowances / Provisions	293	293	399

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term	Residual weighted average term	Weighted average term of liquidation of differences	Amount

	Intermediation	Private	With delivery of	Over The Counter - Residents
Options	- own account	securities	underlying asset	in Argentina - Non-financial sector	1	-	-	32,547

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	63	-	100,477

	Intermediation	Argentine	With delivery of
Futures	- own account	government securities	underlying asset	BCBA (Buenos Aires stock exchange)	1	1	-	12,009

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1	-	1,064,578

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	1	1	-	182,600

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	2	1	-	252,775

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006
ASSETS

A. CASH
Cash on hand	456,640	564,191
Due from banks and correspondents	2,016,065	2,062,609
Other	141	108
	2,472,846	2,626,908

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	387,957	304,065
Unlisted government securities	17,395	13,441
Instruments issued by the Central Bank of Argentina	4,236,200	2,787,019
Investments in listed private securities	169,496	118,459
less: Allowances (Note 8.)	(29)	(29)
	4,811,019	3,222,955

C. LOANS (Note 5.)
To the non-financial government sector	764,996	774,273
To the financial sector	544,402	436,930
To the non-financial private sector and foreign residents
Overdrafts	981,503	1,103,270
Documents	638,396	543,734
Mortgage loans	477,218	426,138
Pledged loans	291,706	300,949
Personal loans	2,167,298	1,431,105
Credit cards	589,630	497,872
Other (Note 11.1.)	1,441,109	1,131,315
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	111,587	101,744
less: Unposted payments	(101)	(139)
less: Unearned discount	(13,260)	(11,505)
less: Allowances (Note 8.)	(194,602)	(208,581)
	7,799,882	6,527,105

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	158,123	119,954
Amounts receivable from spot and forward sales pending settlement	708,614	213,605
Securities and foreign currency receivable from spot and forward purchases pending settlement	118,843	140,717
Premiums on options taken		868
Unlisted corporate bonds (Note 5.)	11,407	12,661
Receivables from forward transactions without delivery of underlying asset	84	110
Other receivables not covered by debtors classification standards (Note 11.2.)	686,013	557,870
Other receivables covered by debtors classification standards (Note 5.)	56,991	47,108
less: Allowances (Note 8.)	(190,590)	(178,319)
	1,549,485	914,574

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Note 5.)	331,155	282,129
less: Allowances (Note 8.)	(4,295)	(3,489)
	326,860	278,640

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	433	429
Other	11,022	11,116
less: Allowances (Note 8.)	(696)	(1,172)
	10,759	10,373

G. OTHER RECEIVABLES
Receivables from sale of assets (Note 5.)	23,248	26,330
Minimum presumed income tax - Tax Credit	48,438	47,780
Other (Note 11.3.)	191,069	155,038
Accrued interest and adjustments receivable on receivables from sale of assets (Note 5.)	394	302
Other accrued interest and adjustments receivable	58	66
less: Allowances (Note 8.)	(29,982)	(36,153)
	233,225	193,363

H. BANK PREMISES AND EQUIPMENT, NET	343,089	336,251

I. OTHER ASSETS	204,001	202,765

J. INTANGIBLE ASSETS
Goodwill	76,540	81,164
Organization and development costs	134,506	110,015
	211,046	191,179

K. ITEMS PENDING ALLOCATION	905	859

TOTAL ASSETS	17,963,117	14,504,972

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
LIABILITIES

L. DEPOSITS (Note 7.)
From the non-financial government sector	1,650,156	1,295,630
From the financial sector	9,373	5,078
From the non-financial private sector and foreign residents
Checking accounts	2,415,799	1,876,232
Savings accounts	2,261,759	2,097,362
Time deposits	5,176,258	4,380,981
Investment accounts	58,083	18,836
Other (Note 11.4.)	404,943	360,195
Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,172	36,703
	12,022,543	10,071,017

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 7.)
Other	402,705	386,089
Banks and international Institutions (Note 6.)	160,933	176,687
Non-subordinated Corporate Bonds (Note 7.)	771,560
Amounts payable for spot and forward purchases pending settlement	117,954	132,434
Securities and foreign currency to be delivered under spot and forward sales pending settlement	782,810	217,066
Premiums on options sold	526	868
Financing received from Argentine financial Institutions (Note 7.)	68,105	47,982
Other (Note 7. and 11.5.)	374,120	250,091
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 7.)	47,902	25,899
	2,726,615	1,237,116

N. OTHER LIABILITIES
Dividends payable	1	662
Profesional fees	16	9
Other (Note 11.6.)	145,990	188,260
	146,007	188,931

O. PROVISIONS (Note 8.)	122,777	104,870

P. SUBORDINATED CORPORATE BONDS (Note 7.)	481,032	507,844

Q. ITEMS PENDING ALLOCATION	1,596	2,052

MINORITY INTERESTS IN SUBSIDIARIES	11,685	78,165

TOTAL LIABILITIES	15,512,255	12,189,995

SHAREHOLDERS' EQUITY	2,450,862	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,963,117	14,504,972

Jorge H. Brito
Chairperson

	06/30/2007	12/31/2006
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,894,117	10,333,170
Contingent	3,643,928	3,286,537
Loans borrowed (unused amounts)
Guarantees received	3,043,222	2,718,097
Other not covered by debtors classification standards	480	459
Contingent debit-balance contra accounts	600,226	567,981
Control	6,191,985	6,041,123
Receivables classified as irrecoverable	858,667	879,769
Other (Note 11.7.)	5,167,881	5,028,310
Control debit-balance contra accounts	165,437	133,044
Derivatives	554,768	574,775
Notional value of call options taken		159,804
Notional value of put options taken	16,278	50,649
Notional value of forward transactions without delivery of underlying asset	161,010
Derivatives debit-balance contra accounts	377,480	364,322
Trust activity	503,436	430,735
Trust funds	503,436	430,735

CREDIT-BALANCE ACCOUNTS	10,894,117	10,333,170
Contingent	3,643,928	3,286,537
Unused portion of loans granted, covered by debtors classification standards (Note 5.)	9,931	9,120
Guarantees provided to the Central Bank of Argentina	189,002	180,908
Other guarantees provided covered by debtors classification standards (Note 5.)	179,441	243,057
Other guarantees provided not covered by debtors classification standards	43,885	43,289
Other covered by debtors classification standards (Note 5.)	177,967	91,607
Contingent credit-balance contra accounts	3,043,702	2,718,556
Control	6,191,985	6,041,123
Checks to be credited	165,437	133,044
Control credit-balance contra accounts	6,026,548	5,908,079
Derivatives	554,768	574,775
Notional value of call options sold	44,578	91,071
Notional value of put options sold	123,616	245,675
Notional value of forward transactions without delivery of underlying asset	209,286	27,576
Derivatives credit-balance contra account	177,288	210,453
Trust activity	503,436	430,735
Trust activity credit-balance contra accounts	503,436	430,735

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007	06/30/2006
A. FINANCIAL INCOME
Interest on cash and due from banks	7,985	6,087
Interest on loans to the financial sector	22,158	6,927
Interest on overdrafts	81,207	39,959
Interest on documents	51,777	19,664
Interest on mortgage loans	29,135	20,366
Interest on pledged loans	24,213	19,005
Interest on credit card loans	24,629	12,221
Interest on other loans	215,391	101,774
Interest on other receivables from financial intermediation	9,053	5,332
Income from government and private securities, net (Note 11.8.)	213,084	127,158
Income from guaranteed loans - Presidential Decree No. 1,387/01	17,680	13,144
Net income from options	966	97
CER (Benchmark Stabilization Coefficient) adjustment	41,277	47,875
CVS (Salary Variation Coefficient) adjustment	905	743
Other (Note 11.9.)	82,677	51,957
	822,137	472,309

B. FINANCIAL EXPENSE
Interest on checking accounts	9,878	2,167
Interest on savings accounts	4,388	3,033
Interest on time deposits	187,395	85,440
Interest on financing from the financial sector	1,104	143
Interest on other liabilities from financial intermediation	27,533	6,921
Interest on subordinated bonds	26,166	423
Other interest	5,802	5,621
CER adjustment	25,721	33,354
Other (Note 11.10.)	40,722	25,101
	328,709	162,203

GROSS INTERMEDIATION MARGIN - GAIN	493,428	310,106
C. PROVISION FOR LOAN LOSSES	31,939	21,950

D. SERVICE-CHARGE INCOME
Related to lending transactions	24,632	13,486
Related to deposits	200,290	121,142
Other fees	9,831	8,058
Other (Note 11.11.)	65,438	44,297
	300,191	186,983

Jorge H. Brito
Chairperson

	06/30/2007	06/30/2006

E. SERVICE-CHARGE EXPENSE
Fees	28,537	19,997
Other (Note 11.12.)	35,885	19,418
	64,422	39,415

F. ADMINISTRATIVE EXPENSES
Personnel expenses	275,763	161,392
Directors' and statutory auditors' fees	18,335	8,818
Other professional fees	18,653	18,030
Advertising and publicity	19,931	12,698
Taxes	6,010	3,958
Other operating expenses (Note 11.13.)	98,136	60,112
Other	9,782	8,628
	446,610	273,636

NET INCOME FROM FINANCIAL INTERMEDIATION	250,648	162,088

G. OTHER INCOME
Income from long-term investments	579	557
Penalty interest	2,919	2,233
Recovered loans and allowances reversed	76,480	59,725
CER adjustments	149	246
Other (Note 11.14.)	18,072	23,200
	98,199	85,961

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	28	18
Charges for other receivables uncollectibility and other allowances	5,746	10,202
Amortization of differences from amparos	11,608	8,498
Other (Note 11.15.)	53,901	38,382
	71,283	57,100

MINORITY INTERESTS	(1,058)	(299)

NET INCOME BEFORE INCOME TAX	276,506	190,650

I. INCOME TAX	38,030	19,120

NET INCOME FOR THE PERIOD	238,476	171,530

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007	06/30/2006

CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year	2,626,908	1,189,129
(Decrease) / Increase in cash and cash equivalents	(154,062)	593,861
Cash and cash equivalents at the end of the period	2,472,846	1,782,990

CAUSES OF CHANGES IN CASH

Cash provided by operations
Financial income collected	792,978	469,840
Service-charge income collected	297,963	186,050
Financial expense paid	(289,343)	(174,546)
Service-charge expense paid	(64,305)	(39,306)
Administrative expenses paid	(435,973)	(262,231)
Net cash provided by operating activities	301,320	179,807

Other sources of cash
Net decrease in government and private securities		534,647
Net increase in deposits	2,009,464	607,014
Net increase in other liabilities from financial intermediation (1)	1,005,257	113,704
Capital increase		469,500
Other sources of cash (2)	77,699	203,275
Subtotal	3,092,420	1,928,140
Total sources of cash	3,393,740	2,107,947

Uses of cash
Net increase in government and private securities	1,054,353
Net increase in loans	1,240,573	1,068,058
Net increase in other receivables from financial intermediation	770,195	166,111
Net increase in other assets	219,315	172,523
Net decrease in other liabilities	120,372	3,617
Cash dividends paid	102,703	68,395
Other uses of cash	40,291	35,382
Total uses of cash	3,547,802	1,514,086
(Decrease) / Increase in cash and cash equivalents	(154,062)	593,861

(1) Including the effect deriving from the issuance of Non-subordinated Corporate Bonds mentioned in note 10.c.2) and 10.c.3) to the stand-alone financial statements of Banco Macro S.A.
(2) Includes 150,190 related to Banco del Tucumán received on May 5, 2006.

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006
COMMERCIAL

In normal situation	4,450,202	4,004,780
With Senior “A” guarantees and counter-guarantees	40,889	26,037
With Senior “B” guarantees and counter-guarantees	364,488	339,078
Without Senior guarantees or counter-guarantees	4,044,825	3,639,665

Subject to special monitoring	20,129	26,651
In observation
With Senior “A” guarantees and counter-guarantees	3,166
With Senior “B” guarantees and counter-guarantees	811	6,058
Without Senior guarantees or counter-guarantees	16,152	7,762
In negotiation or with refinancing agreements
Without Senior guarantees or counter-guarantees		12,831

Troubled	14,162	24,944
With Senior “A” guarantees and counter-guarantees		3,371
With Senior “B” guarantees and counter-guarantees	4,953	3,050
Without Senior guarantees or counter-guarantees	9,209	18,523

With high risk of insolvency	15,929	16,267
With Senior “B” guarantees and counter-guarantees	5,679	7,310
Without Senior guarantees or counter-guarantees	10,250	8,957

Irrecoverable	17,158	24,608
With Senior “B” guarantees and counter-guarantees	10,343	10,973
Without Senior guarantees or counter-guarantees	6,815	13,635

Subtotal Commercial	4,517,580	4,097,250

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007	12/31/2006
CONSUMER

Performing	4,122,807	3,230,190
With Senior “A” guarantees and counter-guarantees	13,461	18,384
With Senior “B” guarantees and counter-guarantees	817,506	759,573
Without Senior guarantees or counter-guarantees	3,291,840	2,452,233

Inadequate compliance	55,726	38,965
With Senior “A” guarantees and counter-guarantees	68	30
With Senior “B” guarantees and counter-guarantees	9,517	11,198
Without Senior guarantees or counter-guarantees	46,141	27,737

Deficient compliance	29,044	22,345
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	4,463	5,227
Without Senior guarantees or counter-guarantees	24,580	17,118

Difficult recovery	27,528	20,591
With Senior “B” guarantees and counter-guarantees	3,816	3,525
Without Senior guarantees or counter-guarantees	23,712	17,066

Irrecoverable	29,372	34,574
With Senior “A” guarantees and counter-guarantees	250	249
With Senior “B” guarantees and counter-guarantees	11,302	15,406
Without Senior guarantees or counter-guarantees	17,820	18,919

Irrecoverable according to Central Bank's rules	2,961	4,085
With Senior “B” guarantees and counter-guarantees	499	390
Without Senior guarantees or counter-guarantees	2,462	3,695

Subtotal Consumer	4,267,438	3,350,750
Total	8,785,018	7,448,000

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

According to the procedures provided in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets as of June 30, 2007 and December 31, 2006, and the statements of income and cash flows for the six-month periods ended June 30, 2007 and 2006, with those of the subsidiaries detailed below, for the six-month periods and years then ended:

	Shares			Percentage of
Company	Type	Number		Capital stock	Possible votes

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%

Nuevo Banco Bisel S.A. (f)	Common Preferred	845,082,603 66,604,774	(a)	100.000%	100.000%

Banco del Tucumán S.A. (f)	Common	395,279	(b)	89.918%	89.918%

Sud Bank & Trust (c)	Common	9,816,899		99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa	Common	9,500,000	(d)	100.000%	100.000%

Sud Inversiones & Análisis S.A.	Common	2,297,263		98.000%	98.000%

Macro Fondos S.G.F.C.I. S.A.	Common	1,713,000	(e)	100.000%	100.000%

Macro Valores S.A.	Common	249,868		99.950%	99.950%

Red Innova Administradora de Fondos de Inversión S.A. (f)	Common	3,656		51.000%	51.000%

(a)	Including the indirect equity interest in such bank through the subsidiary Nuevo Banco Suquía S.A.

(b)	See also note 2.5 to the Bank’s stand-alone financial statements.

(c)	Sud Bank & Trust Company Limited consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 135).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(d)
Considering the effect of the shares to be received from the capital increase is considered. Such transaction was approved by the Special Unanimous Shareholders’ Meeting of Macro Securities S.A Sociedad de Bolsa held on March 30, 2007. As of the date of issuance of these financial statements, the registration with the IGJ (a regulatory agency for argentine business associations) of the capital increase was still pending.

Additionally, including the indirect equity interest in such entity through its subsidiary Sud Inversiones & Análisis S.A.

(e)
Considering the effect of the shares to be received from the capital increase approved by the General Regular and Special Shareholders’ Meeting of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on May 16, 2007. As of the date of these financial statements, the registration with the IGJ of the abovementioned capital increase was still pending.

In addition, such company is consolidated through S.I.A.S.A., its parent company (interest in capital stock and voting rights: 80.90%).

(f)
Nuevo Banco Bisel S.A. has been consolidated since August 11, 2006, Banco del Tucumán S.A. since May 5, 2006, and Red Innova Administradora de Fondos de Inversión S.A. since September 13, 2006 (see notes 2.5., 2.6. and 2.7. to the Bank's stand-alone financial statements).

The receivables/payables and income (loss) from transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in Argentina and the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the six-month period ended June 30, 2007, and the fiscal year ended December 31, 2006.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

d)
The amounts of the accounts in the statement of income for the six-month periods ended June 30, 2007, and 2006, were translated into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income - Income from long-term investments” and “Financial income - Other” or “Financial expense - Other”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of June 30, 2007, considering the translation process mentioned above are as follows:

- Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.):

	In thousands of USD	In thousands of Ps.

Assets	210,923	651,929

Liabilities	174,741	540,096
Shareholders’ equity	36,182	111,833

- Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands of UYU	In thousands of Ps.

Assets	5,850	764

Liabilities	520	68
Shareholders’ equity	5,330	696

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The table below shows the assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each one of its subsidiaries as of June 30, 2007:
	Banco Macro S.A.	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	11,613,148	4,464,968	3,434,205	1,160,317	651,929	75,495	3,436,945	17,963,117

Liabilities	9,162,286	3,631,272	2,426,105	1,050,609	540,096	53,869	1,351,982	15,512,255

Shareholders’ equity	2,450,862	833,696	1,008,100	109,708	111,833	21,626	2,084,963	2,450,862

Income (loss)	238,476	102,986	92,911	8,235	3,578	2,829	210,539	238,476

(1)	Figures related to Sud Bank & Trust consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

2.	VALUATION METHODS

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

3.1.	Nuevo Banco Suquía S.A.:

a)
As of June 30, 2007, and December 31, 2006, Nuevo Banco Suquía S.A. had provided in guarantee 6,430 and 5,913, respectively, regarding credit card transactions, and 969 and 1,088, respectively, for other security deposits.

b)
As of June 30, 2007 and December 31, 2006, Nuevo Banco Suquía S.A. recorded 47,275 and 37,011, respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

c)
As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the loan granted by the Central Bank to such bank to purchase “Argentine Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for Guaranteed Loans and registered mortgage bills. As of June 30, 2007, these guarantees amounted to 205,492 in Guaranteed Loans and 21,844 in registrable mortgage bills.

As of June 30, 2007 and December 31, 2006, such loan amounted to 205,492 and 203,437, respectively.

d)
As of June 30, 2007, Central Bank Notes amounting to 33,007 were pledged to secure the repayment of the loan agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises (MIPYMES).

e)
As of June 30, 2007, preferred shares of Nuevo Banco Bisel S.A. amounting to 15,235 were pledged with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007.

3.2.	Banco del Tucumán S.A.:

a)
As of June 30, 2007 and December 31, 2006, Banco del Tucumán S.A. recorded 15,453 and 14,305 respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

b)	As of June 30, 2007 and December 31, 2006, Banco del Tucumán S.A. recorded 378 and 343 respectively, under “Other receivables - Other - Security deposits” to secure credit card transactions.

3.3.	Nuevo Banco Bisel S.A.:

a)
As of June 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. continued to keep as security the prepayments for the acquisition of Argentine Government Bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 189,002 and 180,908, respectively. To secure the prepayments of the Boden exchange, as of June 30, 2007, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank Guaranteed Loans for a face value of 65,673,641, Book-entry Mortgage Bills for a face value of 28,473,937 and BODEN 2012 for a face value of 223,200 and, as of December 31, 2006, BODEN 2007, for a face value of Ps. 131,197,500, Guaranteed Loans for a face value of Ps. 61,861,822, and Book-entry Mortgage Bills for a face value of Ps. 29,667,837 recorded in the amount of 207,553 and 221,329, respectively.

b)
As of June 30, 2007 and December 31, 2006, Nuevo Banco Bisel S.A. recorded 11,848 and 8,648, respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

c)
As of June 30, 2007 and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” the funds related to credit card transactions for an amount of 5,835 and 5,542 respectively; funds to guarantee expenses and financial trusts liquidity for 950 and 1,137 respectively, and other minor guarantees for 141 and 140, respectively. In addition, as of both dates, it included 200 that was withheld by the purchaser for the sale of Bisel Servicios S.A.

d)
As of June 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” receivables from foreign correspondents for 7,517 and 7,417 acquired from Bisel trust and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

3.4.	Macro Securities S.A. Sociedad de Bolsa:

a)
As of June 30, 2007, and December 31, 2006, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A." under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s failure to comply with its obligations.

b)
Investments in Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 760, 700 and 576, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

See also note 7. to the Bank’s stand-alone financial statements.

4.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of June 30, 2007:

Item	Outstanding balance	% of total portfolio

10 largest customers	1,916,021	21.81

50 next largest customers	1,225,309	13.95

100 next largest customers	219,632	2.50

Other customers	5,424,056	61.74

Total	8,785,018	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

5.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of June 30, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total

To the nonfinancial government sector	48,892	741,080	789,972

To the financial sector	526,936	23,920	550,856

To the nonfinancial private sector and foreign residents	4,872,410	2,571,780	7,444,190

Total	5,448,238	3,336,780	8,785,018

6.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of June 30, 2007:

Item	Outstanding balance	% of total portfolio

10 largest customers	1,404,855	11.69

50 next largest customers	1,367,067	11.37

100 next largest customers	796,336	6.62

Other customers	8,454,285	70.32

Total	12,022,543	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the breakdown of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of June 30, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	12,020,495	2,048	12,022,543
Other liabilities from financial intermediation
Central Bank of Argentina	70,401	332,304	402,705
Banks and International Organizations	166,134		166,134
Non-subordinated corporate bonds	18,644	771,560	790,204
Financing received from financial institutions in Argentina	50,538	41,624	92,162
Other	305,528	68,592	374,120
	611,245	1,214,080	1,825,325
Subordinated corporate bonds	15,437	465,595	481,032
Total	12,647,177	1,681,723	14,328,900

8.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2007:

	Balances at		Decreases		Balances at
	beginning of		Write		end of
Item	year	Increases	off	Reversals	period
Allowances
For government and private securities	29				29
For loans	208,581	30,333	21,536	22,776	194,602
For other receivables from financial intermediation	178,319	16,478	614	3,593	190,590
For assets subject to financial lease	3,489	908		102	4,295
For investments in other companies	1,172	84	11	549	696
For other receivables	36,153	882	590	6,463	29,982
Total	427,743	48,685	22,751	33,483	420,194

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	Balances at		Decreases		Balances at
	beginning of		Write		period
Item	year	Increases	off	Reversals	end of

Provisions
For contingent commitments	1,674	82		64	1,692
For negative goodwill	483				483
For other contingencies	102,217	26,751	7,517	1,142	120,309
For severance pay	496		203		293
Total	104,870	26,833	7,720	1,206	122,777

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of June 30, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	Amount

Futures / government securities	643,969
Futures / foreign currency	500,454
Options / Boden coupons	123,616
Options / foreign currency	22,174
Options / Stock index	6,135
Forward / government securities	77,637

In addition, positions of transactions effective as of June 30, 2007, are as follows:

-	Net position of repurchase agreements: 582,768 (liability).

-	Position of forward government securities transactions: 77,637 (liability).

-	Net position of forward foreign-currency transactions: 48,276 (asset) (a).

-	Position of trust debt securities call options sold: 16,269 (b).

-	Position of foreign currency call options sold: 22,174.

-	Position of stock index put options sold: 6,135.

-	Position of trust debt securities call options purchased: 16,278 (b).

-	Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 123,616 (c).

(a)	See note 11.a) to the Bank’s stand-alone financial statements.

(b)	See note 11.b) to the Bank’s stand-alone financial statements.

(c)	See note 11.c) to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of each subsidiary.

As of June 30, 2007, the subsidiary, Nuevo Banco Suquía S.A. estimated income tax for an amount of 14,000 while, as of December 31, 2006, it did not accrue income tax because it carried NOLs as of such date. In addition, as June 30, 2007, the accumulated minimum presumed income tax capitalized in the “Other receivables” account amounted to 23,287, and the maximum estimated year of use of which is 2007.

In addition, as of June 30, 2007, and December 31, 2006, Banco del Tucumán S.A. estimated income tax for 6,500 and 3,000, respectively. In addition, such bank capitalized an amount of 6,830 for minimum presumed income tax -the maximum estimated term of use of which is 2008- and minimum presumed income tax prepayments for 2006, amounting to 258.

Finally, as of June 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 18,297 for minimum presumed income tax -the maximum estimated term of use of which is 2009-, accrued 2,577 in that regard and made prepayments for 523.

As of December 31, 2006, all the minimum presumed income tax credits of Nuevo Banco Bisel S.A. were accrued. During the period ended June 30, 2007, in compliance with the requirements under Central Bank Communiqués “A” 4295 and “A” 4111, as amended, and the estimates related to the future variation in such bank’s business, which show high possibilities of taxable income allowing for the absorption thereof, such bank reversed the accruals.

11.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As mentioned in note 1 to the consolidated financial statements, the information as of June 30, 2006, does not include income (loss) generated by Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and Red Innova Administradora de Fondos de Inversión S.A., since such interests were acquired after the abovementioned date. The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

	06/30/2007	12/31/2006

11.1) Loans - Other

Export financing and prefinancing	756,709	499,595
Other loans	679,580	629,929
Government securities	3,111
Documentary credits	1,709	1,791
	1,441,109	1,131,315

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	06/30/2007	12/31/2006

11.2) Other receivables from financial intermediation - Other not covered by Debtor classification standards

Certificates of participation in financial trusts	509,954	448,710
Debt securities in financial trusts	154,167	90,133
Unaccrued premiums on repurchase agreements	84	1,518
Other	21,808	17,509
	686,013	557,870

11.3) Other receivables - Other

Sundry receivables	84,026	67,332
Advance payments	48,312	25,705
Security deposits	37,715	30,971
Tax prepayments	20,516	29,997
Other	500	1,033
	191,069	155,038

11.4) Deposits - Other

Balances of accounts without movements	217,905	182,990
Unemployment fund for workers of the building industry	45,349	33,984
Special deposits related to inflows of foreign funds	27,423	14,002
Security deposits	9,992	9,908
Orders payable	603	1,972
Other	103,671	117,339
	404,943	360,195

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	06/30/2007	12/31/2006
11.5) Other liabilities from financial intermediation - Other

SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	66,240
Collections and other transactions on account and behalf of others	57,908	59,508
Other withholdings and additional withholdings	57,671	48,653
Purchase financing payables	53,462	34,749
Miscellaneous not subject to minimum cash requirements	47,366	46,388
Other payment orders pending settlement	37,028	26,597
Retirement pension payment orders pending settlement	32,823	14,139
Miscellaneous subject to minimum cash requirements	4,509	3,441
Miscellaneous	17,113	16,616
	374,120	250,091

11.6) Other liabilities - Other

Taxes payable	62,184	100,043
Miscellaneous payables	54,653	47,168
Salaries and payroll taxes payable	11,275	26,333
Withholdings on salaries to be paid over	6,059	5,375
Prepayment for the sale of assets	4,736	4,581
Other	7,083	4,760
	145,990	188,260

11.7) Memorandum accounts - Debit-balance accounts - Control - Other

Checks and securities in custody	4,265,456	4,153,895
Managed portfolios	433,352	493,783
Checks and securities to be debited	177,313	199,141
Checks and securities to be collected	165,184	63,843
Other	126,576	117,648
	5,167,881	5,028,310

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	06/30/2007	06/30/2006
11.8) Financial income - Net income from government and private securities

Income from government securities	186,174	101,831
Income from certificates of participation in financial trusts	19,281	15,790
Other	7,629	9,537
	213,084	127,158

11.9) Financial income - Other

Income from assets subject to financial lease	25,316	13,359
Interest on loans for export prefinancing and financing	19,228	5,251
Foreign currency exchange difference	17,582	22,232
Premiums on reverse repurchase agreements with the financial sector	12,904	9,697
Other	7,647	1,418
	82,677	51,957

11.10) Financial expense - Other

Turnover tax	22,653	11,998
Contribution to the guarantee fund	8,975	5,358
Premiums on repurchase agreements with the financial sector	4,286	4,058
Other	4,808	3,687
	40,722	25,101

11.11) Service-charge income - Other

Debit and credit card income	27,465	22,388
Rental of safe deposit boxes	6,510	3,793
Other	31,463	18,116
	65,438	44,297

11.12)     Service-charge expense - Other

Debit and credit card expense	13,836	9,708
Turnover tax	12,419	7,981
Other	9,630	1,729
	35,885	19,418

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	06/30/2007	06/30/2006
11.13) Administrative expenses - Other operating expenses

Depreciation of bank premises and equipment	19,721	11,663
Maintenance, conservation and repair expenses	17,739	10,103
Electric power and communications	16,949	9,793
Security services	16,557	10,520
Leases and rentals	8,593	6,028
Amortization of organization and development expenses	7,831	6,027
Stationery and office supplies	7,598	3,798
Insurance	3,148	2,180
	98,136	60,112

11.14)     Other income - Other

Gain (loss) on transactions or sale of bank premises and equipment, and other assets	2,347	8,710
Other adjustments and interest on other receivables	1,695	1,195
Credit cards	501	866
Leases and rentals	223	276
Certifications	192	183
Sale of guaranteed loans	142	4,992
Checkbook and statement issuance fees		112
Other	12,972	6,866
	18,072	23,200

11.15)     Other expense - Other

Tax on bank account transactions	12,189	7,732
Shareholders’ personal assets tax	8,817	5,507
Non-computable VAT credit	8,141	5,124
Corporate bonds issuance expenses	7,726
Goodwill amortization	4,624	704
Loss on transactions or impairment in value of bank premises and equipment, and other assets	3,054	372
Depreciation of other assets	835	844
Donations	682	546
Turnover tax	574	662
Commissions of the placing agent for the public offering of shares		12,167
Other	7,259	4,724
	53,901	38,382

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12.	PORTFOLIO MANAGEMENT

As of June 30, 2007, and December 31, 2006, the subsidiary Banco del Tucumán S.A. manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,919 and 14,153 respectively.

13.	TRUST AGREEMENTS

13.1.	Investment in financial trusts

The amounts recorded in the Bank’s consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial trust	06/30/2007	12/31/2006

Certificates of participation:

Investments of Banco Macro S.A. (a)	259,150	219,899
TST & AF (b)	32,969	32,741
NBB Agroprendas (c)	12,099	11,142
Aldea	5,397	5,359
NBB Personales II (c)		6,969
Other (d)	18,322	6,405
Subtotal certificates of participation	327,937	282,515
Debt securities:
Investments of Banco Macro S.A. (a)	151,868	83,540
NBB Agroprendas (c)	2,299	2,575
NBB Personales II (c)		3,594
Other (e)		424
Subtotal debt securities	154,167	90,133
Total	482,104	372,648

a)	See note 15 to the stand-alone financial statements.

b)	Related to holdings booked by the subsidiary Sud Bank and Trust Co. Ltd. See also note 13(2)1 to the consolidated financial statements.

c)	Related to holdings booked by the subsidiary Nuevo Banco Bisel S.A. See also note 13(2)2 to the consolidated financial statements.

d)
As of June 30, 2007, it included the holdings booked by subsidiaries Nuevo Banco Suquía S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 3,176, 10,811 and 4,335, respectively, and as of December 31, 2006, it included the holdings booked by subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 2,834 and 3,571, respectively.

e)	As of December 31, 2006, it included holdings booked by the subsidiary Banco del Tucumán S.A. for an amount of 424.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

13.2.	Financial trust agreements

13.2.1	Sud Inversiones y Análisis S.A.

a)	Luján trust

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class “A” in the amount of 34,800, and class “B”, whose redemption value is subordinate to the actual payment of the full amount of the class “A” certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

On July 15, 2004, the parties agreed to split class “A” certificates of participation into two certificates of participation, the class “Nuevo A” certificate of participation for 26,542, with a priority right, and class “A Prima” certificate of participation in the amount of 8,258, subordinate to “Nuevo A” certificate of participation. Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the Certificate of Participation class “Nuevo A”, which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class “A PRIMA” to 16,293.

As per the latest accounting information available to date, corpus assets amounted to about 49,404.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

b)	San Isidro trust

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee , and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the “San Isidro” financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and a plot of land located in the San Isidro district, Province of Buenos Aires, in order to realize them and use the proceeds to settle the certificates of participation: class “A”, amounting to USD 2,988,000; class “B” for USD 3,546,000, and class “C” for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

As per the latest accounting information available to date, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

c)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in their capacity as Beneficiaries, whereby the trustee ratifies its express and irrevocable resignation as trustee, the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Sud Inversiones y Análisis S.A. will manage the following assets:

-	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project, and the rights thereon.

-	All other assets to be incorporated into the Trust through the subscription of Securities.

-	All improvements, constructions and facilities incorporated to the Project.

-	The rights deriving from the Project contracts.

-	All financial assets held in fiduciary ownership by the Trustee.

-	Such party's rights and obligations regarding the documents enumerated in the agreement.

-	Name of owner of the payments account.

The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

As per the latest accounting information available to date, corpus assets amounted to about 139,505.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

d)	Onext financial trust

On May 19, 2005, Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Análisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, entered into an agreement whereby “Onext financial trust” was set up, by virtue of which the trustors assigned the following to the Trust:

-	Banco Macro S.A., the amount of 16,060.

-	Credicoop, the amount of 16,060.

-
Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and

-
Conjunto los Cerros: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class “A” Debt Certificates were issued for a total face value of 32,120, and the Certificates of Participation were issued for a total face value of 48,947.

On November 7, 2006, in compliance with the trustors’ instructions, Sud Inversiones y Análisis S.A. transferred certain real property to Conjunto los Cerros S.A. The assets transferred are exchanged for liquid funds, which does not imply issuing new certificates of participation or changing those held by Conjunto los Cerros S.A. in the trust.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

On March 20 and June 15, 2007, Sud Inversiones y Análisis S.A., pursuant to the Subscription Irrevocable Commitment signed on May 19, 2005, notified the Offerors about the decision to issue New Certificates of Participation for a face value of Ps. 710,309 related to Subscription Offer III, and for a face value of Ps. 3,144,250 related to Subscription Offer IV, respectively. To date, the abovementioned certificates of participation were not paid-in by offerors.

As per the latest accounting information available to date, corpus assets amounted to about 61,218.

This trust will end with the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

e)	Tucumán trust

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the “Tucumán” financial trust, whereby the Trustors assign to the Trust the following debt securities issued by the República trust:

The “Tucumán” trust is aimed at guaranteeing the payment of the certificates of participation issued. Initially, certificates of participation “A” for a total face value of 61,000 and certificates of participation “B” were issued.

On October 26, 2006, the trust agreement was amended to allow the trustee to exercise the right to purchase “A” debt securities in the República trust, as established by Central Bank Resolution No. 333/99.

On the same date, Banco Macro S.A., in its capacity as potential trustor, made a contribution in cash to the trust that was allocated to the acquisition of loans from the Central Bank, related to República trust. As a result of such contribution, Tucumán Trust issued additional certificates of participation “A” in the amount of 70,483; in consequence, the total face value of the certificates of participation “A” issued amounted to 131,483. The loans acquired were assigned by the trustee through an instrument dated June 29, 2007.

As per the latest accounting information available to date, corpus assets amounted to about 91,348.

This trust will end with the full settlement of the certificates of participation issued.

f)	Tucumán I financial trust

On July 31, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Tucumán I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

-	Receivables from the customers involved regarding the construction of a natural gas distribution network for new customers in the city of San Miguel de Tucumán.

-	The funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

-	Any other asset acquired by the trust under the terms of the agreement.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

To date, certificates of participation for a face value of Ps. 789,495 were issued and assigned in favor of Banco Macro S.A.

This trust will end with the full settlement of the certificates of participation.

g)	Fideicomiso Financiero SAT SAPEM I

On May 3, 2007, Sud Inversiones y Análisis S.A., as trustee, and Sociedad de Aguas del Tucumán S.A.P.E.M., as trustor, entered into a trust agreement called “Fideicomiso Financiero SAT SAPEM I”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

-	Receivables due for over 30 days.

-	Amounts collected at the collections agent, regarding principal, interest and interest in arrears.

-	All cash funds transferred to the trustee.

-	All funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items.

-	Any other asset acquired by the trust under the terms of the agreement.

In consideration for the receivables assigned, the trustee issued a certificate of participation amounting to Ps. 10,000,000, which was assigned by SAT SAPEM on May 3, 2007, to Banco del Tucumán S.A. in order to have the resources required to bear the investment plan.

This trust will be liquidated primarily in the following cases: (i) full settlement of certificates of participation, (ii) upon the occurrence of any cause established in the agreement, and (iii) due to the lapse of the maximum statutory term.

13.2.2	Nuevo Banco Bisel S.A.

a)	NBB Personales I financial trust

On March 17, 2005, a financial trust called “NBB Personales I” was created between Nuevo Banco Bisel S.A. (trustor) and Rosario Administradora Sociedad Fiduciaria S.A. (trustee), which consists of personal loans generated by the trustor. The trust issued securities for a total face value of Ps. 25,561,608, consisting of Class “A” trust debt securities for a face value of Ps. 20,449,286, Class “B” trust debt securities for a face value of Ps. 2,556,161 and certificate of participation for a face value of Ps. 2,556,161. Each class of trust securities will mature at one hundred eighty days as from the normal maturity of the loan with longer term. Taking into account the experience and knowledge of the portfolios transferred, Nuevo Banco Bisel S.A. was instructed to manage and collect the loans.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

On March 30, 2005, the subscription of trust securities was closed, and 100% of Class “A” trust debt securities and 37.84% of Class “B” trust debt securities were delivered to third parties. The remaining Class “B” securities and all the certificate of participation were subscribed by Nuevo Banco Bisel S.A.

b)	NBB Personales II financial trust

The Board of Directors of Nuevo Banco Bisel S.A., as part of the bank’s participation in the capital market, authorized the issuance of a second series of a financial trust created with personal loans called NBB Personales II, through the creation of financial trusts.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

NBB Personales II financial trust was authorized by the CNV in December 2005 and, on February 28, 2006, the subscription of trust securities was closed and 100% of Class "A" trust debt securities was delivered to third parties.

c)	NBB Agroprendas I financial trust

As stated in note 13.2.2.b) above, a financial trust called Agroprendas I was created with collateral loans for a total amount of 49,502 divided into Class “A” trust debt securities (VDF A) for an amount of 34,650, Class “B” trust debt securities (VDF B) for an amount of 7,425 and certificates of participation (CP C) amounting to 7,427.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On October 18, 2005, the subscription of trust securities belonging to Agroprendas I financial trust was closed, delivering 100% of VDF A and 6.2% of VDF B to third parties. Nuevo Banco Bisel S.A. subscribed the remaining VDF B and all the certificates of participation. In November 2005, 59.44% of VDF B still remaining in the bank’s possession was replaced through the secondary market.

13.3.	Guarantee trust agreements

13.3.1	Guarantee trust agreements

a)	Transporte Automotor Plaza S.A. trust

On May 7, 1998, Sud Inversiones y Análisis S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A. (currently Banco Macro S.A.), in their capacities as trustee, trustor and beneficiary, respectively, entered into a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda. and whereby the trustor assigned to the Trust:

-	The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and

-	A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Banco Macro S.A. recorded the payments made in relation to the guarantee granted under “Loans”.

Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

b)	Northia trust

On December 31, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Northia trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the trustor by virtue of the loan granted by Banco Macro S.A.

The Trustor assigns and transfers to the Trust:

-	The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future;

-	The amounts the trustor is entitled to collect by virtue of the pharmaceuticals supply and/or production agreements;

-	The trustor's collection of its present and future billing;

-	The amounts that the trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the trustor’s products or business activities; and

-	The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future related to the production and sale of its products.

This trust will end with the settlement of the mentioned above obligations.

c)	Pulte trust

On January 6, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Pulte trust”, the purpose of which is to guarantee the timely performance of the obligations assumed by the trustor by virtue of the loan granted by the beneficiary.

On March 7, 2006, Pulte S.R.L. settled all the obligations assumed with Banco Macro S.A., in guarantee of which the referred trust had been created. The related procedures are being carried out to end “Pulte trust”.

d)	CIYPSA trust

On January 26, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Compañía de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as Trustor and Banco Macro S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “CIYPSA trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor towards the Beneficiary.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The Trustor transferred to the Trust all rights and actions to which the Trustor is entitled as purchaser under the three Agreements of Sale that the latter entered into on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as Trustee of the “TST & AF financial trust” trust fund sold to the Trustor the real property situated in Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock IV) of the Puerto Madero area in the City of Buenos Aires.

This trust will end with the settlement of the mentioned above obligations.

e)	Edificio Torre Olmos trust

On February 1, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquía S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “Edificio Torre Olmos trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust:

-
The real property, including: (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.

-	The rights on construction works; and

-
Any other amount the Trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

On April 23, 2007, all the obligations assumed by the trustor were settled, and the related Trust Termination Agreement was entered into on May 7, 2007.

f)	London trust

On May 23, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, London Supply S.A.C.I.F.I., in its capacity as Trustor and/or Ultimate Beneficiary, and Banco Macro S.A. as Beneficiary, entered into a Trust Agreement called “London guarantee trust”. The purpose of such Trust is to secure the payment of the obligations assumed by the trustor for the loan granted to the beneficiary.

The Trustor assigns and transfers to the Trust:

-	100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract;

-
all the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a quoted price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars; and

-	all the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

This trust will end with the settlement of the mentioned above obligations.

g)	San Vicente trust

On June 28, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Unider Internacional S.A., in its capacity as Trustor, and Banco Macro S.A., in its capacity as Beneficiary, entered into a Guarantee Trust Agreement, the purpose of which is to secure the payment of the obligations assumed by the Trustor by virtue of the agreement to refinance the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust the rights on its shares in Cometrans S.A.

This trust will end with the settlement of the mentioned above obligations.

h)	Altos de la Calera I trust

On August 7, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Altos de la Calera S.A., in its capacity as Trustor, Nuevo Banco Suquía S.A., in its capacity as Beneficiary, and certain individuals, as Guarantors, entered into a guarantee trust agreement called “Altos de la Calera I guarantee trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust all the rights and actions to which the Trustor is entitled -and should collect- over the full or outstanding price of agreements of sale of real property, as detailed in the trust agreement.

This trust will end with the settlement of the mentioned above obligations.

i)	Casino Club trust

On November 16, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Casino Club S.A. and Casino Rosario S.A., in their capacity as trustors, entered into a trust agreement. The trust is called Casino Club trust. Banco Macro S.A. and Nuevo Banco Suquía S.A. are the beneficiaries.

The subject-matter of such agreement is to guarantee the provision and/or restoration of the funds that the beneficiaries should pay or have paid as a result of the surety provided as security for the investment commitment undertaken by the Trustors to carry out the Rosario projects (operation of a casino and hotel).

The following collection rights are assigned to the Trust:

-
Casino Club S.A. assigns 100% of the collection rights arising from revenues from operating the game rooms in the interior of Argentina. Additionally, it assigns 60% of the collection rights to which it is entitled for any item to Casino Club S.A. as member of the UTE “Hipódromo Argentino de Palermo S.A. / Casino Club S.A.”, the purpose of which is the operation of games of chance.

-
Casino Rosario S.A. assigns 100% of the collection rights to which it is entitled for any item in its capacity as concessionaire of the Rosario casino operation. Also, it assigns 100% of the collection rights arising from operating the Rosario hotel and the Rosario convention center.

The Trust will end: (i) upon releasing the Beneficiaries from the surety provided; (ii) termination of the surety if beneficiaries had not received any demand for the provision thereof; or (iii) the full payment of surety, whichever later.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

j)	Fibra Papelera S.A. security and trust assignment

On March 23, 2007, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, Agrotécnica del Sur S.A. and certain individuals as Grantors and Assignors; and Fibra Papelera S.A. and Banco Macro S.A. as Beneficiary, entered into a Security and Trust Assignment Agreement to secure the payment of the obligations assumed by Fibra Papelera S.A. for the loan granted by the Beneficiary.

The grantors transfer to the Trust, the shares, additional shares and the proceeds from shares and create a security agreement over them in favor of the Beneficiary. The security agreement will end once the secured obligations are fully complied with.

k)	Sunny Land S.A. security and trust assignment

On April 04, 2007, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, certain individuals as Grantors and Assignors, Sunny Land S.A. as the company and Banco Macro S.A. as Beneficiary, entered into a Security and Trust Assignment Agreement to secure the payment of the obligations assumed by Transclor S.A. for the loan granted by the Beneficiary.

The assignors transfer to the Trust, the shares, additional shares and the proceeds from shares and create a security agreement over them in favor of the Beneficiary. The security agreement will end once the secured obligations are fully settled.

l)	Fideicomiso de Garantía Aeropuertos del Neuquén.

On May 15, 2007, Sud Inversiones y Análisis S.A., in its capacity as trustee, Aeropuertos del Neuquén S.A., in its capacity as trustor and/or ultimate beneficiary, and Banco Macro S.A., as beneficiary, entered into a trust agreement called “Fideicomiso de Garantía Aeropuertos del Neuquén”. Such trust is aimed at guaranteeing the payment of the obligations assumed or to be assumed by the trustor under the loan agreement entered into with Banco Macro S.A.

The Trustor assigns and transfers to the Trust:

-	100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract.

-
All the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a quoted price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars.

-	All the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

This trust will terminate upon the settlement of the guaranteed obligations.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

13.3.2	Nuevo Banco Suquía S.A.

a)	Sideco trust

On December 07, 2005, a security and trust assignment agreement was entered into among SOCMA and SIDECO (grantors and assignors), Nuevo Banco Suquía S.A. (guarantee trustee) and Banco Macro S.A. (beneficiary) to provide a guarantee regarding the compliance with the payment obligations related to the loan granted by the beneficiary. It was agreed as follows:

-	Grantors created a security agreement over shares.

-	Trustors assigned in favor of beneficiary the trust ownership of shares.

-	SIDECO assigned as guarantee the rights over the agreement to sell of a real property acquired.

On December 19, 2006, SIDECO settled all the obligations assumed with Banco Macro S.A., under the loan for consumption agreement in guarantee of which the referred trust had been created. On January 11, 2007, the guarantee release agreement was entered into. Administrative proceedings are being carried out to end such trust.

See additionally note 15.2. to the stand-alone financial statements.

13.4.	Administration trust agreements

13.4.1	Sud Inversiones y Análisis S.A.

a)	Madcur Construcciones trust

On September 7, 2006, an agreement was entered into between Madcur Construcciones S.A., as Trustor and Ultimate Beneficiary, Sud Inversiones y Análisis S.A., as Trustee, and Hexagon Bank Argentina S.A., as Beneficiary, whereby the Trustor assigned the following to the trust:

-	Three pieces of real property located in the Rivadavia district in the Province of San Juan.

-	Five pieces of real property located in the Chimbas district in the Province of San Juan.

The purpose of such trust -for the maximum term of one year- is to manage and dispose of corpus assets to settle the "beneficiary’s right". For such purpose, it was determined that the maximum limit of the Beneficiary’s right regarding the corpus assets is the amount of 1,659. Once all expenses have been paid and the Beneficiary’s right has been fully settled, the Trustee will reimburse the remaining funds to the Beneficiary and Ultimate Beneficiary in equal parts.

On November 24, 2006, the Beneficiary exercised the option allowed in the trust agreement to receive corpus assets as full and definitive settlement of its right. On April 11, 2007, the transfer of assets to the beneficiary was carried out. On July 23, 2007, the related Trust Termination Agreement was entered into.

b)	Puerto Madero Siete trust

On September 27, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, certain shareholders of Banco Macro S.A., and others, in their capacity as trustors, and the holders of securities as beneficiaries, entered into a trust agreement to create “Puerto Madero Siete financial trust”, the purpose of which is to purchase real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The trustors assign and transfer to the trustee the following corpus assets:

-	Initial contributions;

-	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan; and

-
Any other assets and rights that may be incorporated to the Trust during its performance (the real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the real property or any other real property, any other assets, rights or obligations incorporated into the trust for any reason).

Upon the deposit of the initial and additional contributions, the trustee issued certificates of participation for an equivalent face value, which were originally subscribed by the trustors.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 122,439.

This trust will end 15 years after the creation thereof.

c)	RETUC 1 trust

On March 31, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Banco Macro S.A., in its capacity as Trustor, entered into a Financial Trust Agreement called “RETUC 1”, the purpose of which is to administer and manage the collection of certain receivables transferred by the Trustor. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

The Trustor assigns and transfers to the Trust:

-	the receivables (to which it assigns a nominal value of 2,000);

-	all rights, actions, claimable interest and expenses and guarantees over the receivables; and

-	the right to receive and collect any and all amounts due from or payable by any person related to the loans.

This trust will end with the full settlement of the trust securities or the depletion of corpus assets.

On April 4, 2007, an amendment to the contract was signed. Such amendment provides that once the trust is liquidated, the trustee will distribute the corpus assets to the beneficiaries/ultimate beneficiary, until the corpus assets are fully liquidated.

As per the latest accounting information available to date, corpus assets amounted to about 2,300.

d)	Racing por Siempre I financial trust

On October 23, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Blanquiceleste S.A., as Contributing Trustor and Contributing Beneficiary, entered into a trust agreement called “Racing por Siempre I financial trust”. The purpose of such Trust is to manage and/or dispose of, under the particular terms of the agreement, the economic rights of professional and/or amateur soccer players, and settle the certificates of participation to be issued.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The Contributing Trustor assigns and transfers in trust to the Trustee:

-	30% of the economic rights derived from the federative rights to be obtained from transfers of soccer players, contributed to the Trust.

-	The sums of money deposited by the Trustor in trust accounts.

-	The economic income derived from the transfer of the economic rights on soccer players contributed to the Trust in the percentage allocated (30%).

-	The assets and/or rights and/or sums of money contributed by third parties, either natural or artificial persons, nationals or foreigners.

-	The rights to insured amounts on each player agreed with authorized insurance companies, if appropriate. To such end, insurance policies shall be endorsed by the Trustor in favor of the Trustee.

-
The sums of money resulting from the transfer for any reason and/or sale and/or assignment and/or loan, to any natural or artificial person of the economic rights, regardless of whether federative rights are assigned or not.

On December 20, 2006, the certificate of participation was issued for a face value of USD 1,000,000, Blanquiceleste S.A. becoming the contributing beneficiary.

All certificates of participation will be entitled to:

-
Earn interest equal to 180-day LIBOR published by the Central Bank. Interest will be accrued semiannually only for the first two years when the Trust is effective, provided that no income from sales or loans of soccer players is carried.

-	Earn income from the sale and/or loan of soccer players, in proportion to their respective holdings, after deducting the funds to set the reserves provided in the trust agreement.

The Trust will end with the expiration of the 5-year term as from its creation or upon fulfillment of its purpose, whichever first. In addition, the agreement provides the possibility of early termination, fully ratified by the beneficiaries, creditors under security agreements and/or usufructuaries.

As per the latest accounting information available to date, corpus assets amounted to about 11,532.

e)	Gas Salta Saturación I financial trust

On January 12, 2007, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement. The trust is called “Gas Salta Saturación I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

-	Receivables accrued against customers who joined the financing plan to adapt internal connection facilities to the natural gas service;

-	Cash funds transferred by the Trustee;

-	All funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items; and

-	Any other asset acquired by the Trust under the terms of the agreement.

Also, Banco Macro S.A. granted a loan to Gasnor S.A. for the latter to be able to perform works encouraged by the Province of Salta and customers who joined the plan, and to be able to finance customers' participation in the plan. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

This trust will be liquidated primarily in the following cases: (i) full settlement of certificates of participation; and (ii) upon the Beneficiaries’ decision if there are insufficient funds to afford the Trust’s expenses and taxes after the deadline for assigning receivables in trust (April 30, 2009).

f)	Mypes II (a) trust

On May 26, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, entered into a trust agreement with the Federal Executive, through the Ministry of Economy and Production, hereinafter “Trustor-Beneficiary”, the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, whereby an ordinary trust called “Mypes II (a)” was created for the purpose of granting financial assistance to small- and medium-sized enterprises:

The trust is made up of the following corpus assets:

-	The funds contributed by the Trustor - Beneficiary;

-	The loans granted by the intermediary financial institutions (IFI’s), which are assigned and discounted by the Trustee; and

-	The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

The loans that the IFIs will discount the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

The trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to support through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

The trust agreement was amended through Resolution No. 967/2006 issued by the Ministry of Economy and Production to improve the credit lie operating capacity.

The first trust will end three years after the date on which the trust was created (first disbursement on September 26, 2005), unless the trustor extends the term.

13.4.2	Nuevo Banco Suquía S.A.

a)	Hospital Privado trust

On August 31, 1998, a trust assignment agreement was entered into between Hospital Privado Centro Médico de Córdoba S.A. (trustor), International Finance Corporation (beneficiary) and Nuevo Banco Suquía S.A. (trustee). The purpose of such trust is to guarantee all the assignor’s payment obligations as a result of the corporate bond issued and delivered by the latter to International Finance Corporation:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

-
The parties involved entered into a “custody and payment agreement”, whereby the trustee shall manage and dispose of the funds deposited in trust accounts under the instructions and for the guarantee of the beneficiary.

-
The rights to earn all the amounts that, for any reason, may be payable by enrollees and statutory health care organizations to Hospital Privado were transferred for tax purposes. It includes funds and the proceeds of all rights, securities and interest previously mentioned and income deriving from the funds deposited.

See additionally note 15.3. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at 2% - Maturity: 2007			92,049
Federal government bonds in pesos – Maturity: 2008	38,312	38,312	500
Federal government bonds in US dollars at LIBOR - Maturity: 2012	153,803	153,803	107,189
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,036	3,036	4,075
Federal government bonds in pesos – Maturity: 2014	13,224	13,224	11,953
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,857	1,857	2,128
Consolidation bonds in pesos – Fourth series	1,341	1,341	1,971
Consolidation bonds in pesos – Second series at 2%	867	867
Consolidation bonds in pesos – Sixth series	300	300
Consolidation bonds of social security payables in pesos – Third series at 2%	181	181	523
Discount bonds denominated in pesos maturing 2033	48,537	48,537	4,143
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	366	366	280
Par bonds denominated in US dollars maturing 2038 (governed by New York State legislation)	704	704
GDP-related securities in pesos – Maturity: 2035	1,553	1,553	2,337
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	240	240
Federal government bonds in pesos at 7% - Maturity: 2017	41,187	41,187
Quasi-par securities in pesos – Maturity: 2045			2,920
Secured bonds under Presidential Decree No. 1,579/02	47,611	47,611	36,414
Consolidation bonds of social security in pesos at 2% - Maturity: 2010	23,632	23,632
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	3,076	3,076	1,905
Treasury Notes - Maturity: 02/15/07			30,851
Consolidation bonds of social security payables in pesos – Fourth Series	7,704	7,704	3,628
Other		426	1,199
Subtotal holdings for trading or financial intermediation		387,957	304,065

Unlisted government securities
- Local
Province of Tucumán bonds - Second series in dollars at 9,45%		4,764	169
Federal government bonds in US dollars at LIBOR - Maturity: 2013		12,631	13,254
Other			18
Subtotal unlisted government securities		17,395	13,441

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Own Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			14,080
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Own portfolio			32,463

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 08/15/07	335,167	335,167
Subtotal Central Bank of Argentina Bills – Under repo transactions		335,167

Subtotal instruments issued by the Central Bank of Argentina		335,167	32,463

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2007		12/31/2006
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		335,167	32,463

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			122,526
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07	11,736	11,736	11,684
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/08/07	5,065	5,065	5,065
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	443,622	443,622	220,545
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/28/07	2,030	2,030
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	311,934	311,934	156,489
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	334,791	334,791	229,068
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	176,176	176,176	91,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	168,988	168,988	134,197
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	190,528	190,528	117,534
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	166,586	166,586	89,131
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	41,196	41,196	30,164
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	113,791	113,791	144,443
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	327,866	327,866	101,544
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/19/08	14,189	14,189	85,556
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	58,419	58,419	143,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/22/08	13,216	13,216	61,110
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	75,846	75,846	168,053
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	30,435	30,435
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	179,247	179,247
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/02/09	233,814	233,814
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	30,405	30,405
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	2,027	2,027
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	99,476	99,476	97,951
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/11/07			30,900
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		3,031,383	2,042,424

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	181,251	181,251	273,762
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	20,340	20,340	93,376
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	50,340	50,340
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	166,798	166,798	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	30,405	30,405	106,018
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	30,870	30,870
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	102,400	102,400
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	155,061	155,061
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	101,450	101,450
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/10	30,735	30,735
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07			62,505
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Subtotal Central Bank of Argentina Notes – Under repo transactions		869,650	712,132
Total instruments issued by the Central Bank of Argentina		4,236,200	2,787,019
Total government securities		4,641,552	3,104,525

INVESTMENTS IN LISTED PRIVATE SECURITIES
Credit Note Barclays Bank		33,624
Mutual Funds - Columbia Strategic		27,817	15,348
Landwirtsch Rentenbank		21,847
Corporate Bonds- Telefónica de Argentina S.A.		13,322	5,592
Commercial Paper - UBS Financial		12,538	30,717
Mutual Funds - PIONERO LATAM		9,770
Frankling Templeton Funds		9,364
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)		9,089	13,094
Mutual Funds - PIONERO Renta		7,321	5,933
Mutual Funds - PIONERO Pesos		6,608	4,091
Frankling Floating Rate Fonds		6,235
Spy Equity		6,135
Others		5,826	43,684
Total Investments in listed private securities		169,496	118,459
Total government and private securities (1)		4,811,048	3,222,984

(1) As of June 30, 2007 and December 31, 2006, the Bank booked allowances for impairment in value amounting to 29.

Jorge H. Brito
Chairperson

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 21, 2007

MACRO BANK INC.

	By:	/s/ Luis Cerolini

Title: Attorney-in-fact